Exhibit 99.D

Description of
República Oriental del Uruguay
June 20, 2008

INTRODUCTION

          All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

          The terms set forth below have the following meanings for the purposes of this document:

          • Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 1983 prices to eliminate distortions introduced by changes in relative prices.

          • Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

          • Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis.

          • Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.

          References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

          The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

          The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

          Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2006 and 2007 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

SUMMARY

2002	2003	2004	2005	2006(1)	2007(1)

(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	12,295	US$	11,191	US$	13,216	US$	16,614	US$	19,308	US$	23,087
Real GDP (in thousands of constant 1983 pesos)(2)	Ps.	246,351	Ps.	251,709	Ps.	281,461	Ps.	300,104	Ps.	321,110	Ps.	344,939
% change from prior year	(11.0)%	2.2%	11.8%	6.6%	7.0%	7.4%
Consumer price index or CPI (annual rate of change)	25.9%	10.2%	7.6%	4.9%	6.4%	8.5%
Wholesale price index or WPI (annual rate of change)	64.6%	20.5%	5.1%	2.2%	8.2%	16.1%
Unemployment rate (annual average)	17.0%	16.9%	13.1%	12.2%	11.4%	9.6%
Balance of payments(3)
Trade balance (merchandise)	48	183	153	21	(460)	(491)
Current account	382	(87)	3	42	(369)	(186)
Capital and financial account net	(280)	431	72	752	433	1,224
Errors and omissions(4)	(2,429)	1,037	379	(174)	(79)	(34)
Overall balance of payments excluding impact of gold valuation adjustment	(2,328)	1,380	454	620	(15)	1,005
Change in Banco Central international reserve assets (period end)	2,328	(1,380)	(454)	(620)	15	(1,005)
Banco Central international reserve assets (period end)(5)	772	(6)(7)	2,087	(6)(7)	2,512	(8)	3,078	(9)	3,091	(10)	4,121	(11)

PUBLIC FINANCE
Central Government revenue	2,483	2,286	2,666	3,365	3,959	4,588
Central Government expenditure	3,059	2,781	3,018	3,676	4,186	5,031
Central Government surplus (deficit)	(576)	(495)	(351)	(311)	(227)	(443)
Overall public sector surplus (deficit)(12)	(505)	(359)	(254)	(142)	(194)	(134)

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents	8,299	9,558	10,206	10,177	9,311	10,993
Debt with residents	3,087	2,606	3,116	3,767	4,405	5,328
Total	11,386	12,163	13,322	13,949	13,717	16,321
As a % of GDP	92.8%	108.7%	100.8%	83.9%	71.0%	71.0%
Consolidated public sector debt service
Amortizations	546	956	821	1,114	4,211	(13)	354
Interest payments	373	435	491	584	655	670
Total	920	1,391	1,312	1,698	4,866	1,024
As a % of exports of goods and services	34.1%	45.6%	30.5%	33.4%	83.9%	15.0%

(1)	Preliminary data.
(2)	Data for 2005 and 2006 subject to revision by Banco Central.
(3)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(4)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital accounts becomes available.
(5)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2002, 2003, 2004, 2005 and 2006.
(6)	This amount does not include US$507 million held by the Fondo de Estabilidad del Sistema Bancario, or FESB, at December 31, 2002 nor US$224 million at December 31, 2003.
(7)	This amount includes US$1,044 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495 million of Banco de la República, with Banco Central.
(8)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724 million of Banco de la República, with Banco Central.
(9)	This amount includes US$1,649 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752 million of Banco de la República, with Banco Central.
(10)	This amount includes US$1,788 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República, with Banco Central.
(11)	This amount includes US$1,792 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.
(12)	Local governments not included.
(13)	Includes US$2 billion prepaid by Uruguay to the IMF between August and November 2006.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

          Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

          Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate of 98%. Approximately 89% of the population lives in urban areas and about 42% of the population resides in the Montevideo metropolitan area. According to the most recent national census, the population growth rate averaged 0.6% per year for the period from 1985 to 1996, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative GNI figures and selected other comparative statistics as of 2006 unless otherwise indicated.

	Uruguay		Brazil		Chile		Venezuela		Mexico		United States

Per capita GNI(1) (2)	US$	5,310	US$	4,710	US$	6,810	US$	6,070	US$	7,830	US$	44,710
PPP GNI per capita(2) (3)	US$	9,940	US$	9,209	US$	11,300	US$	10,970	US$	11,990	US$	44,070
Life expectancy at birth(4)		76		72		78		74		74		78
Adult illiteracy rate(5) (6)		2.0%		11.1%		3.5%		6.0%		7.4%		n.a.
Infant mortality per 1000 live births		14		19		8		18		29		6

n.a. = not available.

(1)	World Bank Atlas method.
(2)	2006 data.
(3)	Current US$, adjusted for purchasing power parity.
(4)	Years.
(5)	Percentage of people ages 15 and older.
(6)	2005 data.

Source: The World Bank — World Development Indicators 2007 and CEPAL.

Constitution, Government and Political Parties

          Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

          Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

          Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

          Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. A fourth political party, the Partido Independiente, is a center-left group, which split from the Frente Amplio prior to the 1989 elections.

          On October 31, 2004, Mr. Tabaré Vázquez of the Frente Amplio won the national presidential election in the first round of voting with a majority of approximately 51% of the votes cast. The Frente Amplio also captured a majority of both houses of Congress for the first time in the party’s history, in simultaneously held elections.

          The Congressional representation of each of the four parties for the 2005-2009 term is as follows:

	Senate		Chamber of Deputies

	Seats	%	Seats	%

Frente Amplio	17	54.8%	53	53.5%
Partido Nacional	11	35.5%	35	35.4%
Partido Colorado	3	9.7%	10	10.1%
Partido Independiente	0	0%	1	1.0%

Total	31	100%	99	100%

          Political Transition

          Mr. Vázquez was inaugurated on March 1, 2005. Since 1984, Uruguay’s political transitions following presidential elections have not entailed major economic disruptions. Furthermore, for the first time in almost four decades, the same political party gained control of the executive branch of the government and held majorities in both houses of Congress. Mr. Vázquez, however, sought to reach consensus with the Partido Colorado, the Partido Nacional and the Partido Independiente with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

          Pursuant to an understanding reached with Uruguay’s principal political parties on February 16, 2005, the Frente Amplio set the following goals of economic policy for the 2005-2010 period:

•	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

•	reducing unemployment and improving the quality of employment; and

•	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

          The Frente Amplio stated that it intended to pursue these objectives within a framework of fiscal responsibility.

Foreign Policy and Membership in International and Regional Organizations

          Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento.

          Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico and Cuba since its creation in 1960.

          In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)

to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

          In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariffs for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. Accordingly, the full implementation of a customs union has been deferred.

          Following the devaluation of the Brazilian currency in 1999, significant trade imbalances among Mercosur countries developed. These imbalances prompted discussions and negotiations, which led to an understanding in December 2000 with respect to the setting of common macroeconomic targets intended to cause the national economies to converge. This understanding included common goals with respect to inflation, fiscal deficit, and public debt. However, in March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated import tariffs on all capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina modified its foreign exchange regime to subsidize exports and tax imports. In December 2001, Paraguay imposed a 10% duty on imports. In response to the imbalances created within Mercosur in 2001, in June 2001 Uruguay imposed a non-tariff 1.9% duty on imports (other than capital goods) regardless of their origin, which was subsequently increased to 2.5% in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness. This import duty was eliminated effective July 1, 2007. Argentina’s crisis in 2001 adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium term.

          In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. On April 5, 2004, the Andean Community (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) concluded a free trade agreement with Mercosur. The agreement, which was originally agreed to in principle at a summit of the two trading blocs in July 2003, resulted in the creation of a South American free trade area. Mercosur and the European Union are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur. Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated. Also during 2004, Mercosur signed framework agreements for the development of bilateral trade with each of India and the Southern African Customs Union. In December 2005, the four original members of Mercosur admitted the Republic of Venezuela to the bloc, with a right to attend all presidential and ministerial level meetings but without the right to vote until all negotiations relating to the adoption by Venezuela of Mercosur’s common external tariff are completed. On December 8, 2005, Mercosur and Israel signed a three-year framework agreement to strengthen relations between the parties, promote the expansion of trade and provide the conditions and mechanisms to negotiate a free trade agreement.

          On May 19, 2004, the Uruguayan Congress unanimously approved a free trade agreement between Mexico and Uruguay, which entered into force on July 15, 2004. The agreement removes tariffs with respect to approximately 93% of the goods and services traded between the countries. On June 11, 2004, Uruguay and Iran signed a framework agreement to promote bilateral trade. In May 2005, business representatives from both countries agreed on the financing of development projects in Uruguay, with a focus on the agricultural sector. Uruguay also completed negotiations regarding a bilateral treaty with the United States to expand mutual investment, which came into force on November 1, 2006. On January 25, 2007, Uruguay and the United States entered into a Trade and Investment Framework Agreement, or TIFA, to foster a favorable environment for investment and business between the two nations. Under the agreement, the countries will monitor bilateral trade and investment, identify opportunities to liberalize trade and investment policy and work towards the removal of impediments to free trade. On April 26, 2007, the first meeting of the Council on Trade and Investments established by TIFA was held. In this meeting, both nations confirmed their commitment to liberalizing commerce and expanding investment in technology, communications and electronic commerce. On April 29, 2008, Uruguay and the United States signed an agreement for cooperation in science and technology, to facilitate the exchange of scientific results and provides protection of intellectual property rights.

          In April 2007, Uruguay and Chile formed a commission to analyze means of increasing trade and investments between the two countries.

THE ECONOMY

History and Background

          From the 1930’s through the mid-1970’s, Uruguay followed an import substitution policy coupled with extensive intervention by the government in the economic affairs of the country. The government imposed pervasive controls over domestic goods and financial markets in the form of high tariffs, quantitative trade barriers, price controls, subsidies, and exchange and interest rate restrictions. The government also controlled important areas of the economy, such as communications, railways, air traffic and oil refining and distribution, and developed a comprehensive social security system. Although the economy continued to grow, particularly between 1945 and 1955, the government’s import substitution policy and market controls ultimately distorted the allocation of resources, contributing to inflation and the stagnation of the Uruguayan economy during the second half of the period.

          In the mid-1970’s, in response to its poor economic performance, which was aggravated by a worldwide recession, Uruguay launched a series of reforms designed to reduce the government’s role in the economy, increase efficiency and reduce inflation. The government substantially reduced import quotas, price controls and subsidies. It eliminated certain personal income taxes and increased the emphasis on indirect taxation by expanding the coverage of value-added taxes. Most importantly, the government liberalized international financial transactions. Beginning in 1974, Uruguayan residents were permitted to hold foreign assets without restriction and exchange controls were eliminated, in effect making the peso a fully convertible currency. Free repatriation of profits and capital from Uruguay was instituted shortly thereafter.

          In response to the liberalization policies pursued from 1975 to 1980, Uruguay’s economy grew at an average annual rate of 4.5% for the period. Rapid growth, however, was accompanied by double-digit inflation. Uruguay’s exchange rate management, which set the monthly rate of devaluation of the Uruguayan peso with respect to the U.S. dollar in accordance with inflation differentials between Uruguay and its main trading partners, contributed to the persistence of high and variable monthly inflation rates. Seeking to reduce inflation, in October 1978, the government abandoned its passive crawling peg policy and introduced an “active” crawling peg policy. This policy consisted of pre-announced exchange rates for a period of six months, which were set at a decreasing rate of devaluation. A surge in private bank lending led to an increase in aggregate demand and to even greater inflation rates, which resulted in the overvaluation of the Uruguayan currency. The overvaluation of the peso and the debt overhang, coupled with a number of negative external developments (including the 1979 oil crisis, rising international interest rates, reduced external demand resulting from the worldwide recession and economic adjustments in Brazil and Argentina), led to loss of confidence in the sustainability of Uruguay’s exchange rate policy. This loss of confidence, given the openness of Uruguay’s financial markets, resulted in massive capital flight.

          In November 1982, the government abandoned its system of fixed and pre-announced devaluations and allowed the peso to float, prompting a further peso-to-U.S. dollar depreciation of over 140.0% in the period between November 1982 and March 1983. This depreciation increased the local currency value of U.S. dollar-denominated liabilities, further worsening the position of debtors (many of whose loans were denominated in U.S. dollars), and increasing the number of non-performing assets of the banking system. The increase in the non-performing assets of the banking system in turn resulted in the failure of many private banks and their de facto nationalization by the government. To improve the condition of the banking system, Banco Central purchased a significant portion of the banks’ non-performing loan portfolios, resulting in heavy losses to Banco Central and aggravating the overall deterioration of the public sector’s fiscal accounts. The consolidated public sector deficit (which includes the central government, Banco Central and the non-financial public sector) reached 12.2% of GDP in 1983. The deficit of Banco Central alone (including assistance provided to the state mortgage bank, Banco Hipotecario), was 8.1% of GDP.

          A severe recession followed this financial crisis, with real GDP falling by 16.0% in the 1982–1984 period. Moreover, heavy public sector borrowing, the rise in international interest rates and the global economic slowdown during the period resulted in a deterioration of Uruguay’s external debt situation. In 1982, Uruguay’s ratios of external indebtedness were relatively low: its external debt-to-GDP ratio was 45.0% and its external debt service-to-exports ratio was 50.0%. By 1985, its external debt-to-GDP ratio had risen to 104.0% and external debt service-to-

exports ratio had reached 70.0%. Notwithstanding the size of Uruguay’s external debt, the Republic maintained its long-standing tradition of prompt debt service throughout the 1980’s. The country did, however, negotiate a rescheduling of its maturing debt obligations to commercial bank creditors three times during the 1980’s and a debt restructuring within the framework of the Brady Plan in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

          A modest economic recovery began in 1985, when real GDP grew by 1.5%. In the following two years, a strong recovery in investment fueled by lower interest rates resulted in real growth rates of 8.9% in 1986 and 7.9% in 1987. During 1988 and 1989, however, Uruguay’s real GDP growth slowed to an annual average of 0.6% due to limits in the operating capacity of the manufacturing sector, a severe drought from late 1988 through 1989 and the adverse impact of the hyperinflation affecting the economies of Argentina and Brazil at the time.

          In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

          The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

          Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

          The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

          With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. The transitional period is scheduled to end in 2010. Argentina and Brazil are currently entitled to 100 exceptions each and Paraguay and Uruguay are currently entitled to 225 and 649 exceptions, respectively. In the case of the telecommunications, capital goods and information technology products, the Mercosur agreed that Uruguay and Paraguay could take exception through 2010 from the common internal tariff (with rates of 0% and 2%, respectively) with respect to tariff imports of non-Mercosur origin. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

          In March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated all import tariffs on capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina further modified its foreign exchange regime to subsidize exports and tax imports. The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectoral subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

          Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Infrastructural development of roads, bridges and railways is also necessary to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil and Uruguay. It contemplates the complete elimination of intra–Mercosur restrictions by 2015. The liberalization is effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization by no later than 2015.

1999-2002: Recession and Crisis in the Banking System

          Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina most severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy.

          During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets, increases in international interest rates, and a severe drought in the second half of 1999 that adversely affected the agricultural and related sectors.

          As a result of these circumstances, in 1999 real GDP decreased by 2.8%, domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and increases in public sector spending, attributable to a number of infrastructure projects undertaken by the government to mitigate the impact of the recession.

          During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. In 2000, real GDP declined by 1.4%, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. However, the peso depreciated 7.8% in real terms with respect to the U.S. dollar. The consolidated public sector deficit in 2000 reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector expenditures.

          Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. Real GDP contracted by 3.4%. Domestic private consumption decreased by 2.0%, government consumption decreased by 2.9% and private fixed investment decreased by 8.8%. The consolidated public sector deficit for 2001 reached 3.9% of GDP. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession appeared not to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in Argentine increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

          On December 1, 2001, the Argentine government froze deposits held with Argentine banks and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. In response to the crisis, the Argentine government undertook a number of far-reaching initiatives, including a mandatory conversion of foreign currency-denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar.

          In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

          Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7,317 million (of which US$2,386 million were of non-residents), compared to US$14,246 million as of December 31, 2001 (of which US$6,592 million were of non-residents). Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay, or BGU, and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Banco Central took control of BGU on February 13, 2002, and suspended its operations. Banco Comercial was affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management.

          The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 leading to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, in June 2002. Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

          The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

          In furtherance of the program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

          Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

          In February 2002, the government adopted a series of initiatives intended to reduce the central government’s deficit for 2002 from 4.0% to 2.5% of GDP, and requested the rest of the public sector to proceed accordingly. On March 25, 2002, the Executive Board of the IMF approved a stand-by facility for up to Special Drawing Rights, or SDR, 594 million (approximately US$743 million), to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

          In May 2002, the government announced its decision to adopt additional measures intended to reduce expenditures. These measures included limiting public sector wage increases, curtailing goods and services and capital expenditures, reducing overtime compensation, rationalizing spending on healthcare, and increasing revenues by obtaining the approval of Congress to increase taxes on pensions and wages and excise taxes, expand the application of the VAT to previously excluded goods and services, and further increase the corporate income tax rate to 35.0%.

          On June 25, 2002, Uruguay requested an increase of its stand-by facility with the IMF by SDR 1,158 million (approximately US$1.5 billion). The objective was to restore confidence in the banking system and build up Banco Central’s international reserve assets. The IMF disbursed SDR 386.1 million (approximately US$514 million) on June 28, 2002.

          On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program, and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB, which were contributed by the government to the FESB.

          The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. As of December 2002, the peso had depreciated 94.0% in comparison to December 2001, although the year-to-year inflation rate for the same period only reached 25.9%. The depreciation of the peso in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

          The decrease in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), practically neutralized the savings achieved by the Central Government during 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2007: Recovery and Economic Growth

          Uruguay’s economy stabilized during the second quarter of 2003 and began to recover during the balance of 2003, recording an annual real GDP growth of 2.2%. Growth accelerated in 2004, with real GDP increasing by 11.8%. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. GDP continued to grow at a rate of 6.6% in 2005, 7.0% in 2006 and 7.4% in 2007.

          In 2003, domestic private consumption represented 74.6% of GDP, an increase of 2.0% compared to 2002. In 2004, domestic private consumption represented 73.7% of GDP, an increase of 10.6% compared to 2003. In 2005, domestic private consumption represented 73.2% of GDP, an increase of 3.2% compared to 2004. In 2006, domestic private consumption represented 74.7% of GDP, an increase of 12.2% compared to 2005. In 2007, domestic private consumption represented 74.5% of GDP, an increase of 7.8% compared to 2006.

          Gross fixed investment, which in 2003 represented 9.4% of GDP, decreased by 11.4% compared to 2002, but recovered in 2004, growing at a rate of 30.2% compared to 2003 and accounting for 11.3% of GDP. In 2005, gross fixed investment increased by 24.5% compared to 2004, with private gross fixed investment increasing by 25.8%. In 2006, gross fixed investment increased by 18.9% compared to 2005, with private gross fixed investment increasing 24.2%. In 2007, gross fixed investment increased by 5.8% compared to 2006, with private gross fixed investment increasing 6.7%.

          The rate of gross domestic savings as a percentage of GDP decreased in 2003 to 10.3%, compared with 13.2% in 2002, but recovered in 2004 accounting for 12.6% of GDP, and 13.4% of GDP in 2005, 12.4% of GDP in 2006 and 13.2% of GDP in 2007.

          Exports of goods and services, which in 2002 had fallen by 10.3% compared to 2001, grew by 4.2% in 2003, by 30.4% in 2004, by 16.3% in 2005, by 8.0% in 2006 and by 9.7% in 2007. Imports of goods and services, which in 2002 had fallen by 27.9% compared to 2001, grew by 5.8% in 2003, by 26.8% in 2004, by 10.1% in 2005, by 18.3% in 2006 and by 10.3% in 2007.

          The successful reprofiling of the government’s foreign currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. The deposits held by the non-financial private sector with the banking system (excluding deposits held with offshore banks and financial houses), have recovered since the 2002 crisis and stood at US$7.7 billion at December 31, 2003, US$8.6 billion at December 31, 2004, US$8.2 billion at December 31, 2005, US$9.4 billion at December 31, 2006 and US$10.6 billion at December 31, 2007. Approximately 80% of those deposits were denominated in foreign currencies (primarily U.S. dollars), and 51.3% of those deposits were held with Banco de la República and Banco Hipotecario.

          During 2003, volatility diminished and the annual consumer price inflation rate dropped to 10.2% compared to 25.9% in 2002. At December 31, 2003, the peso had lost 7.8% of its nominal value with respect to the dollar compared to December 31, 2002, which nevertheless amounted to an appreciation of the peso in real terms. In 2004, annual consumer price inflation fell further to 7.6% in part reflecting the appreciation of the peso. The decline of the U.S. dollar in the international markets as well as the general improvement of the Uruguayan economy contributed to a significant appreciation of the peso in 2004. The downward trend in consumer price inflation continued in 2005, recording an annual rate of 4.9% during 2005, 6.4% during 2006 and 8.5% in 2007.

          During 2002 and 2003, Uruguay received assistance from the international financial institutions and applied the proceeds to overcome certain of the constraints on Uruguay’s foreign currency reserves imposed by the crisis affecting the banking sector.

          Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of only US$744 million.

          Uruguay accessed IMF funds through several stand-by facilities, the most recent, initially agreed for a duration of three years in June 2005, for a total of SDR766.3 million (approximately US$1.1 billion) (the “2005 Stand-By Facility”). However, in August and November 2006 Uruguay made two prepayments to the IMF of SDR619.9 million (approximately US$916.4 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the facility was terminated.

The Economic Policies of the Vázquez Administration

          The Vázquez administration has prioritized macroeconomic stability and adjusted existing policies to the extent needed to pursue its main objectives, which include:

•	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;

•	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and

•

strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

          On December 19, 2005, the President signed into law the five-year budget for the period 2005-2009. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with increases in infrastructure and social spending. The 2005-2009 budget reflects the government’s medium-term macroeconomic program, and is based upon revenue projections and contains expenditure ceilings that are consistent with the economic program that formed the basis for the 2005 Stand-By Facility. See “Public Sector Debt—External Debt”.

          In an attempt to mitigate immediately social and economic marginalization, and in particular to offset the most severe repercussions of the 2002 crisis on Uruguay’s population, the Vázquez administration created a social assistance program called “Plan de Emergencia” (Emergency Plan) to cover the basic necessities of the poorest segments of the population. A Ministry of Social Development was created to further these policies and provide nutrition and health, housing, employment and education assistance to sectors of the Uruguayan population most affected by this crisis.

          The Government has earmarked US$530 million to be spent on the reduction of poverty and improvements in the access to the health system during 2009.

          In 2007, the Emergency Plan was succeeded by the implementation of the “Plan de Equidad” (Fairness Plan). This plan involves a long-term effort to provide for care and development of children and teenagers, by providing support to families in the lowest 20% of income distribution. The plan also envisages greater integration of this target population into the formal educational system as a means of combating poverty. The Fairness Plan furthermore provides support for impoverished elderly persons, seeks to improve medical support for the poor and to assist impoverished unemployed workers.

          A National Health Fund was created to finance the health coverage of private sector workers, workers from certain government units and the lowest income private sector retirees. In 2008, the coverage by the National Health Fund was extended to other public and private workers.

Privatizations

          Privatizations have not been a major focus of Uruguay’s economic policy. Nevertheless, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993 and the national airline in 1995, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. More recently, legislation has been enacted that enabled the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

          The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. In 1991, Congress passed a law authorizing the privatization of the local telecommunications company, Administración Nacional de Telecomunicaciones, or ANTEL. The law was subsequently repealed, however, by a public referendum in 1992. ANTEL has since implemented several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities and is contemplating entering into additional similar arrangements in the future. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to Movicom Bell South (now Telefónica) and America Móvil respectively, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. Fourteen of those companies have commenced operations in Uruguay.

          The government also granted the Corporación Nacional Para el Desarrollo (CND), a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A., a special-purpose company responsible for the projects. Corporación Vial del Uruguay S.A. and private companies have to date signed 50 contracts worth US$109 million for the construction of bridges and highways.

          At the beginning of 2002, Congress passed a law authorizing the national oil refinery, or ANCAP, to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. However, the law was repealed in a plebiscite held on December 7, 2003. The government does not have any current intention to seek an amendment of the legal framework governing ANCAP’s activities, although it may still encourage ANCAP’s association with private sector firms in accordance with the current legal framework.

          In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

          In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.

          In October 2004, a constitutional referendum was approved providing that only state-owned entities may provide services in the water and sewage sectors, however the state is permitted to employ private sector sub-contractors to complete portions of the work.

          In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and holds the remaining 25% of the airline. The new company is called Pluna Líneas Aéreas S.A.

          Although the complete privatization of any sector currently owned by the government is not contemplated, the government is considering alternative ways to foster increased private sector investment in those sectors. In this regard, the government also intends to invest in infrastructure projects.

Environment

          The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

          Uruguay has received assistance from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

          In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay River, Uruguay had acted in breach of its obligations under the treaty. Argentina claims that the pulp mills will irreparably harm the Uruguay River shore. Argentina sought an injunction, which the ICJ declined to grant. Evidence has been produced and allegations have been made, and a decision regarding the merits of Argentina’s claim is pending.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

          The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures
(thousands of 1983 pesos, except as otherwise indicated)

	2003		2004		2005		2006(1)		2007(1)

GDP	Ps.	251,709	Ps.	281,461	Ps.	300,104	Ps.	321,110	Ps.	344,939
Imports of goods and services		98,237		124,540		137,074		162,158		178,895

Total supply of goods and services		349,946		406,001		437,178		483,268		523,834
Exports of goods and services		90,387		117,900		137,163		148,194		162,636

Total goods and services available for domestic expenditures	Ps.	259,558	Ps.	288,101	Ps.	300,014	Ps.	335,075	Ps.	361,198

Allocation of total goods and services:
Consumption (public and private)		228,769		250,543		257,670		286,302		306,984
Gross investment (public and private)		30,790		37,559		42,344		48,773		54,214

Total domestic expenditures	Ps.	259,558	Ps.	288,101	Ps.	300,014	Ps.	335,075	Ps.	361,198

GDP growth (%)		2.2		11.8		6.6		7.0		7.4

(1)	Preliminary data.

Source: Banco Central.

Gross Domestic Product by Expenditure
(% of total GDP, unless otherwise indicated)

	2003	2004	2005	2006(1)	2007(1)

Government consumption	11.4%	10.8%	11.0%	11.0%	11.1%
Private consumption	74.6	73.7	73.2	74.7	74.5
Gross fixed investment	9.4	11.3	13.1	14.5	13.9
Public sector (% of gross fixed investment)	2.2	2.0	2.3	2.6	2.5
Private sector (% of gross fixed investment)	7.3	9.3	10.8	11.9	11.4
Exports of goods and services	26.1	30.9	31.1	30.0	29.2
Imports of goods and services	24.6	28.5	28.5	30.8	29.9
Savings	10.3	11.8	13.4	12.4	13.2

(1)	Preliminary data.

Source: Banco Central.

Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 1983 prices)

	2003	2004	2005	2006(1)	2007(1)

Government consumption	(4.8)%	2.5%	0%	3.5%	3.0%
Private consumption	2.0	10.6	3.2	12.2	7.8
Gross fixed investment	(11.4)	30.2	24.5	18.9	5.8
Public sector (% of gross fixed investment)	(11.1)	0.8	18.9	33.6	2.1
Private sector (% of gross fixed investment)	(11.5)	40.4	25.8	24.2	6.7
Exports of goods and services	4.2	30.4	16.3	8.0	9.7
Imports of goods and services	5.8	26.8	10.1	18.3	10.3

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

          The Uruguayan economy depends to a significant degree on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector and the real estate and business services sector. In all, services accounted for approximately 60% of GDP in 2007. Manufacturing and agriculture, livestock and fishing also play an important role in the Uruguayan economy and accounted for 33% of GDP in 2007. During the 1990s and up to 2001, the share of GDP represented by services increased, while manufacturing and agriculture, livestock and fishing declined. Starting in 2001, the agriculture, livestock and fishing sector’s share of GDP increased from 6.1% to 10.1% in 2007. The manufacturing sector increased its contribution to GDP from 17.5% in 2002 to 22.8% in 2007. The improved performance of the manufacturing sector and the commerce, restaurants and hotels sectors was spurred by the real depreciation of the peso, which discouraged imports of consumer products, made Uruguayan products more competitive in export markets and rendered Uruguay an attractive tourism destination. High commodity export prices also supported the improved performance of the agriculture, livestock and fishing sectors since 2003.

          GDP increased by 7.4% in real terms in 2007, 7.0% in 2006 and by 6.6% in 2005, in each case as compared to the previous year. Growth in the Uruguayan economy in 2007 continued to be fueled by high commodity prices, liquidity in the international financial markets, external direct investment and a favorable regional economic climate. Although the peso appreciated in real terms in comparison to the U.S. dollar during 2007, the manufacturing sector on average grew as a result of increased productivity, while increased activity in the construction sector also fueled the continued growth of the economy as a whole. Commerce, restaurants and the hotels sector and the transportation, storage and communications sector also experienced growth during this year.

          The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	2003			2004			2005			2006(1)			2007(1)

Agriculture, livestock and fishing	US$	1,449	13.0%	US$	1,579	12.0%	US$	1,529	9.2%	US$	1,772	9.2%	US$	2,341	10.1%
Mining		25	0.2		28	0.2		41	0.2		55	0.3		64	0.3
Manufacturing		2,078	18.6		2,822	21.3		3,740	22.5		4,484	23.2		5,258	22.8
Electricity, gas and water		547	4.9		612	4.6		822	4.9		901	4.7		1,111	4.8
Construction		387	3.5		457	3.5		638	3.8		818	4.2		953	4.1
Commerce, restaurants and hotels		1,342	12.0		1,714	13.0		2,163	13.0		2,534	13.1		3,114	13.5
Transportation, storage and communications		1,082	9.7		1,269	9.6		1,609	9.7		1,867	9.7		2,114	9.2
Real estate and business services		1,567	14.0		1,608	12.2		2,028	12.2		2,287	11.8		2,711	11.7
Financial and insurance services		1,201	10.7		1,238	9.4		1,337	8.0		1,474	7.6		1,594	6.9
Services of the government		957	8.6		1,070	8.1		1,398	8.4		1,606	8.3		1,942	8.4
Other community, social and personal services		1,084	9.7		1,207	9.1		1,547	9.3		1,748	9.1		2,037	8.8
Net adjustments for payments made by financial institutions and import tariffs		(528)	(4.7)		(388)	(2.9)		(238)	(1.4)		(238)	(1.2)		(153)	(0.7)

GDP (in millions of US$ at nominal prices) (2)	US$	11,191	100%	US$	13,216	100%	US$	16,614	100%	US$	19,308	100%	US$	23,087	100%

GDP per capita (2)	US$	3,388		US$	4,003		US$	5,026		US$	5,825		US$	6,946

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.

Source: Banco Central.

Change in Gross Domestic Product by Sector
(% change from previous year, 1983 prices)

	2003	2004	2005	2006(1)	2007(1)

Agriculture, livestock and fishing	10.6%	10.6%	4.6%	8.3%	2.5%
Mining	14.1	7.2	4.4	15.0	1.1
Manufacturing	4.7	20.8	10.1	8.4	8.0
Electricity, gas and water	(7.4)	1.8	5.8	(1.5)	11.4
Construction	(7.1)	7.5	4.2	14.0	2.5
Commerce, restaurants and hotels	(1.0)	21.3	10.1	8.5	10.9
Transportation, storage and communications	3.1	11.5	11.1	12.0	12.3
Real estate, business, financial and insurance services	(5.3)	(1.7)	(3.5)	1.9	(0.1)
Other services(2)	0.7	3.2	1.4	1.5	3.5
Total GDP	2.2%	11.8%	6.6%	7.0%	7.4%

(1)	Preliminary data.
(2)	Includes public sector services and other services.

Source: Banco Central.

Real GDP grew 10.9% in the first quarter of 2008 compared to the same period of 2007.

Change in Volumes by Sector

(% change from the same period of the previous year)

First Quarter 2008(1)
Agriculture, livestock and fishing	6.6%
Manufacturing	13.4%
Electricity, gas and water	3.8%
Construction	3.1%
Commerce, restaurants and hotels	11.4%
Transportation, storage and communications	26.9%
Other (2)	5.6%
Total GDP	10.9%

(1) Preliminary data.
(2) Includes financial institutions and import tariffs.

Source: Banco Central.

          The GDP growth in the first quarter of 2008 was widespread across every sector of Uruguay’s economy. Growth in the transportation, storage and communications sector (26.9%) was driven primarily by increasing sales, mostly mobile communications technologies and equipment, increased merchandise warehousing and higher volumes of passenger and merchandise transportation. The manufacturing industry grew 13.4% in real terms, in part reflecting the output of the recently completed installation of a pulp mill in the Fray Bentos region, in addition to greater sales of foodstuff. The agricultural and livestock sector grew by 6.6% in real terms compared to the same period in the previous year. Agricultural growth was based on increases in the production of rice, wheat and sorghum in response to higher world prices and demand, while the livestock sector also increased production in an environment of sustained demand for beef and dairy products.

          In terms of expenditures, growth continued to be driven by a balanced combination of exports of goods and services (11.9%) and domestic demand (10.5%). Private consumption (8.4%) and gross capital formation (34.0%) were the most dynamic components on the domestic demand. Government consumption, however, contracted by 0.5% during the period.

Change in Volumes by Expenditure

(% change from the same period of the previous year)

First Quarter 2008(1)
Government consumption	(0.5%)
Private consumption	8.4%
Gross fixed investment	16.6%
Of which: Public gross fixed investment	64.7%
Private gross fixed investment	9.5%
Exports of Goods and Services	11.9%
Imports of Goods and Services	11.1%

(1) Preliminary data.

Source: Banco Central.

          Merchandise exports continued to grow, driven by the external demand for beef, dairy products, rice and other agricultural products and the addition of cellulose pulp exports.

          The increase in fixed capital formation (16.6%) during the first quarter of 2008 is attributable mainly to public sector investments (64.7%), which recovered from historically low levels. Public works concessions and, in particular, the new Carrasco International Airport, are among the main sources of activity in this sector. Private fixed capital formation in machinery and equipment grew 9.5% during the period.

Agriculture, Livestock and Fishing

          Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and raising livestock. In 2004, the agriculture, livestock and fishing sector continued to grow, recording a 10.6% increase in real terms. Total agricultural products increased by 13.4%, mainly due to a 19.3% increase in oil products production and a 22.4% increase in cereals production, while total livestock production increased by 7.9%. However, in 2005 agricultural production grew at a rate of 3.9% in real terms, with livestock production increasing by 5.5% (the sector was affected by a contraction in wheat products). In 2006, the agriculture, livestock and fishing sector grew at a rate of 8.3% in real terms, driven primarily by cattle, dairy and cereals production. In 2007, this sector grew at 2.5% driven by cereal and oil production.

          Cattle production increased significantly between 1994 and 1998 as a result of greater investment and increased exports. Wool production, which increased during the 1980’s, was adversely affected by a sharp and protracted decrease in international prices and a reduction in the number of wool-producing sheep, and declined 65.9% between 1995 and 1999. The closing of markets to Uruguayan beef exports following outbreaks of foot and mouth disease during part of 2000 and 2001 adversely affected Uruguay’s livestock industry and exports. The government adopted a series of measures to prevent the spread of the disease, including vaccination. In late 2001, certain of Uruguay’s export markets, including Israel and the European Union, authorized imports of Uruguayan beef. Cattle production and exports of beef recovered significantly in 2002, although production of dairy products continued to decline. In 2003, total livestock production decreased slightly, primarily due to a drop in wool production, which more than offset increases in the production of dairy products, and continued growth in foreign demand for Uruguayan beef exports. In 2004, total livestock production recovered, recording a 7.9% increase compared to 2003, due to increases in the production of dairy products, wool and cattle. Total livestock production grew in 2005 by 5.5%, fueled by an increase in wool production of 22.6% and a 2.9% increase in cattle production compared to 2004. In 2006, total livestock production grew 3.4%, primarily due to increases in cattle production of 2.2% and in dairy products of 6.3% compared to 2005. In 2007, total livestock production decreased since the 1.2% increase in cattle production was not sufficient to offset decreases in dairy and wool production of 8.7% and 6.9%, respectively.

          The agriculture, livestock and fishing sector’s overall significance to the economy is substantially greater than its percentage of GDP suggests because the sector supplies the bulk of raw materials to Uruguay’s manufacturing industries and is a major exporter. In recent years, the Uruguayan government has taken a series of measures designed to reduce the tax burden on the sector and to facilitate solutions to the debt and productivity problems and recent increases in the purchase of farm machinery and other capital goods have helped to boost productivity in this sector.

          The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	2003		2004		2005		2006(1)		2007 (1)

Cereals	US$	392	US$	357	US$	290	US$	420	US$	566
Wheat		52		55		66		114		200
Rice		254		228		159		179		217
Oil products		124		119		147		209		337
Vegetables		36		44		54		54		102
Fruits		76		87		89		103		192
Other agricultural		246		262		290		356		439
Cattle		609		821		820		923		1,110
Wool		185		168		148		130		175
Milk		189		248		300		324		398
Other livestock		141		166		198		200		256
Fishing		63		71		83		105		90

Total	US$	2,062	US$	2,342	US$	2,417	US$	2,825	US$	3,666

Cattle (in thousands of heads slaughtered)		1,974		2,233		2,490		2,667		2,255
Milk (in millions of liters)		1,492		1,274		1,304		1,396		1,266
Wool (in tons)		34,992		36,042		44,197		43,234		41,862

(1)	Preliminary data.

Source: Banco Central.

          The following tables set forth percentage changes from prior years for livestock production and for agricultural production for the periods indicated, based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Livestock Production
(% change from previous year, 1983 prices)

	2003	2004	2005	2006(1)	2007(1)

Cattle	4.7%	7.6%	2.9%	2.2%	1.2%
Dairy products	6.3	9.4	2.2	6.3	(8.7)
Wool	(11.1)	3.0	22.6	(2.2)	(6.9)
Total livestock production	(0.2)%	7.9%	5.5%	3.4%	(3.2)%

(1)	Preliminary data.

Source: Banco Central.

Agricultural Production
(% change from previous year, 1983 prices)

	2003	2004	2005	2006(1)	2007(1)

Cereals	26.0%	22.4%	(6.3)%	12.6%	5.5%
Wheat	57.6	63.2	(11.3)	30.7	15.1
Rice	15.1	13.8	3.9	(9.4)	(2.1)
Oil Products	48.5	19.3	16.1	23.5	19.9
Vegetables	10.1	(9.0)	8.9	(5.4)	(4.7)
Fruits	6.2	3.5	9.3	(9.7)	12.3
Other Agricultural	6.1	(2.4)	13.5	10.3	(0.1)
Total agricultural production	23.3%	13.4%	3.9%	12.5%	8.3%

(1)	Preliminary data.

Source: Banco Central.

          Mining

          The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 1997 through 2007 at around 0.3%. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. At present, several projects for the mining of nickel, copper and diamonds are being developed in Uruguay.

          Manufacturing

          Since the 2002 crisis, manufacturing has become an increasingly important sector of Uruguay’s economy, accounting for approximately 22.8% of GDP in 2007. The sector grew in the early 1990’s reflecting improved efficiency following a process of capital investment and reorganization of the sector during this period in response to increased competition from imports. Between the late 1990s and 2001, the manufacturing sector outsourced services such as administrative, maintenance and cleaning services, which increased the contribution to GDP of the services sectors in comparison with manufacturing. The adverse economic conditions affecting Uruguay and the other Mercosur countries between 1998 and 2002 focused a larger segment of Uruguay’s manufacturing sector on the export markets. During this period, the manufacturing sector’s share of GDP and its employment fell as a result of discontinued production in noncompetitive areas, including industries that traditionally supplied domestic demand. For example, machinery and textiles suffered cutbacks while production of certain foodstuffs continued to grow during this period.

          By 2001, the manufacturing sector, as a percentage of GDP, had declined, prompted by a contraction of domestic demand. In 2002, the manufacturing sector continued to decline as a result of a severe decline in exports to Argentina, the continued reduction in domestic demand and a decline in the availability of credit for manufacturers. Machinery, beverages and textiles were all strongly affected by the crisis. However, processed meats and leather goods were not affected by the downturn in 2002. Despite the contraction in real terms, the manufacturing sector decreased at a lesser rate than other sectors of the economy and therefore increased its share of GDP in 2002. Imports of capital goods declined rapidly between 2000 and 2002, to their lowest levels since 1991 and continued declining into the first half of 2003.

          In 2003, for the first time since 1998, the manufacturing sector showed signs of recovery, growing by 4.7% in real terms compared to 2002. The recovery of the manufacturing sector in 2003 also increased the sector’s contribution to GDP to 18.6%. The growth in the manufacturing sector since 2003 is attributable primarily to the impact of the real devaluation of the peso, which discouraged imports of consumer products and made Uruguayan products more competitive in the export markets. In 2004, the manufacturing sector grew by 20.8% in real terms, compared to 2003. In 2005, the manufacturing sector grew by 9.5%, increasing the sector’s contribution to GDP to 22.2%. In 2005, the most dynamic segments of the manufacturing sector were foodstuffs and machinery, which grew by 17.6% and 16.3% respectively in real terms, while tobacco and oil and refined products were the less dynamic segments, contracting by 17.4% and 4.2% respectively in real terms. In 2006, manufacturing grew by 7.1%, primarily due to an 11.2% increase in foodstuffs. In 2007, this sector increased 5.3% in real terms compared to 2006, driven by a 15.0% increase in chemical production, 10.9% increase in beverages and 5.1% increase in baked goods. The manufacturing sector continues to absorb a large share of agricultural and livestock production as raw material. Imports of capital goods began to recover in the second half of 2003 and continued to do so at a rate of 89.9% in 2004. Imports of capital goods further increased in 2005, 2006 and 2007 by 53.4%, 21.0% and 36.5%, respectively (measured in current U.S. dollars).

         The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production
(in millions of US$)

	2003		2004		2005		2006(1)		2007(1)

Foodstuffs:
Processed meats	US$	797	US$	1,156	US$	1,362	US$	1,605	US$	1,636
Dairy products		264		323		394		409		521
Wheat and rice mills		281		319		324		365		481
Baked goods		115		126		161		192		267
Other foodstuffs		434		560		9,147		1,613		1,718

Total foodstuffs		1,890		2,484		3,189		4,185		4,623
Beverages		276		341		460		509		643
Tobacco		108		141		143		142		178
Textiles		323		358		373		361		421
Leather goods		304		365		400		440		497
Chemicals		485		626		822		1,026		1,353
Oil and refined products		1,053		1,621		2,061		2,161		2,009
Machinery		369		529		687		843		1,086
Other industries		485		624		784		730		1,170

Total	US$	5,295	US$	7,089	US$	8,919	US$	10,397	US$	11,979

(1)	Preliminary data.

Sources: Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production
(% change from previous year, 1983 prices)

	2003	2004	2005	2006(1)	2007(1)

Foodstuffs:
Processed meats	6.2%	23.1%	12.5%	7.4%	(13.9)%
Dairy products	7.0	11.1	6.3	3.9	5.1
Wheat and rice mills	(0.4)	13.9	9.9	0.9	0.8
Baked goods	(12.6)	5.9	6.8	11.3	9.7

Total foodstuffs	4.3	20.3	18.9	11.2	4.0
Beverages	(3.2)	17.0	11.4	3.6	10.9
Tobacco	(24.1)	19.7	(17.4)	(3.7)	2.6
Textiles	16.8	15.6	5.8	(2.6)	3.3
Leather goods	5.3	18.0	7.2	3.7	(1.3)
Chemicals	10.8	23.1	8.5	12.7	15.0
Oil and refined products	22.8	23.5	(4.1)	(8.0)	(12.6)
Machinery	3.2	32.8	16.3	17.1	14.0

Total	7.0%	20.5%	9.8%	7.1%	5.3%

(1)	Preliminary data.

Source: Banco Central.

          Electricity, Gas and Water

          The electricity, gas and water sector declined slightly in 2002, and, in 2003, experienced the full impact of the 2002 economic crisis, contracting by 7.4% in real terms, although the economy as a whole was starting to show signs of recovery. In 2004 and 2005, this sector began to follow the general economic recovery growing 1.8% and 5.8%, respectively, in real terms. In 2006, however, this sector contracted by 1.5% primarily as a result of decreases in the electricity sector that were only partially offset by increases in the gas and water sectors. In 2007, this sector grew 11.4% in real terms driven by a generalized increase in all items, in particular the electricity sector, which improved its performance compared to 2006 due to increased production of hydroelectric energy, sold in the domestic market as well as abroad.

          Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices, and the government is considering measures that would contribute to reduce consumption of energy by the public sector to mitigate that exposure. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. For more information, see “—Role of the State in the Economy; Privatizations.”

          Construction

          In 2002, the construction sector was adversely affected by the economic recession and the restructuring of Banco Hipotecario, which prior to its reorganization had been a significant source of financing for the sector. In 2003, the construction sector contracted by 7.1% in real terms compared to 2002, reflecting public sector budget constraints and the ongoing impact of the 2002 economic crisis on domestic demand. In 2004, the construction sector recorded growth for the first time since 1999, expanding by 7.5% in real terms compared to 2003. This increase was largely due to greater private sector activity, including public works projects undertaken by private companies. In 2005, the construction sector grew at an annual rate of 4.2%. In 2006, the construction sector increased 14.0%, primarily driven by the construction of a paper pulp mill in Fray Bentos and growth in construction in Maldonado. During 2007, the construction sector continued growing at a rate of 2.5% in real term compared to 2006, fueled by public sector works as well as the private sector.

          Commerce, Restaurants and Hotels

          The commerce, restaurants and hotels sector, which includes retail business and captures a portion of Uruguay’s gross tourism receipts, decreased during 2002 and 2003, reflecting a decrease in domestic demand as well as the adverse condition of the economies of neighboring Argentina and Brazil. The sector continued to experience negative growth in 2003, contracting by 1.0% compared to 2002. In 2004, the sector rebounded, growing by 21.3% in real terms compared to 2003. This growth primarily reflects the improved conditions of the Argentine economy, and the resulting increase in Argentine tourist arrivals in Uruguay, as well as increased tourist inflows from other regions, including Europe, and the recovery of domestic demand. During2005, this sector grew at an annual rate of 10.1%, mainly reflecting increased expenditures by tourists coming from outside the region. In 2006, the commerce, restaurants and hotels sector grew 8.5% in real terms, primarily due to the recovery of the commercial activities. In 2007, this sector expanded by 10.9%, driven by an increase in the average expenditure by tourist as well as by demand for these services by local households.

          The overall number of tourists visiting Uruguay declined during 2002, partly as a result of decreased tourism from Argentina following its freeze on bank deposits and the devaluation of the Argentine peso, but the decline abetted in 2003. In 2004, the trend was reversed. Gross tourism receipts increased by 43.2% and the number of tourists increased by 24.1% in 2004 compared to 2003. In 2005, the number of tourists grew only by 2.5%, but tourism receipts (measured in U.S. dollars) increased by 20%, mainly due to the increase of per capita expenditures by tourists coming from outside the region. In 2006, in spite of a 5% decrease in the number of tourists, tourism receipts (measured in U.S. dollars) remained stable. In 2007, the number of tourists declined by 0.5% compared to 2006, although tourism receipts (measured in U.S. dollars) grew 35%.

          The interruption of border traffic between Argentine and Uruguay by Argentina demonstrators opposed to the construction of a paper mill in the Fray Bentos region adversely affected the flow of tourism from Argentina during the summer season in 2005, 2006 and 2007. As a consequence, in 2006 tourists coming from Argentina decreased by 12.1%, while visitors coming from Brazil and outside the region increased 15.5% and 17.3% respectively. In 2007, the number of tourists coming from Argentina further decreased by 6.9%, while the number of visitors coming from Brazil and outside the region increased 25% and 6.9%, respectively.

          Transportation, Storage and Communications

          The transportation, storage and communications sector grew in real terms by 3.1% in 2003 and continued to expand in 2004, growing 11.5% in real terms compared to 2003. In 2005, the sector grew by 11.1%, as a result of communications activities and in 2006 this sector grew by 12.0%, due to a generalized growth in all segments. In 2007, this sector grew by 12.3%, primarily by the increase in demand for services by cellular phone providers and the transportation of merchandise.

          ANTEL, a state-owned company, supplies domestic and international long distance telephone service in Uruguay and a significant portion of the country’s cellular telephone services. However, except for fixed local telephony services, the sector has recently been opened to private sector investment. See “The Economy—Privatizations.” Despite this liberalization, the communications sector contracted in each of 2002 and 2003 as a result of decrease in domestic demand. Growth since 2004 has been fueled by an increase in domestic demand and the expansion of wireless communications.

          Increases in merchandise transportation also contributed to the growth in the sector through 2001. Uruguay has been chosen by several regional transportation firms as both an operational base and a location for their headquarters. For example, most of the ferry lines connecting Argentina and Uruguay are owned by Uruguayan firms. In addition, the growth of tourism since the 1980s furthered the expansion of the transportation sector. In 2003, transportation and storage services grew by 3.1% due primarily to growth in the agriculture, livestock and fishing sector as well as to stronger exports and imports generally. Transportation and storage services continued to expand since 2004primarily due to transportation and storage of agricultural and imported goods.

          Real Estate and Business Services

          The real estate and business services sector grew in real terms and as a percentage of GDP in both 2000 and 2001. This growth was driven by the business services segment and was a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Increases in lending for residential mortgages, and an increase in residential construction, rentals and occupancy rates also supported growth in real estate services during the period 2000-2001. Real estate is also driven by tourism rentals and purchases and increased after 1995, in part due to the increase in tourism during this period. The segment was adversely affected by a decrease in tourism-related revenues in 2002 and 2003, decreasing by 0.9% and 5.3% respectively. In 2004 and 2005 this trend continued as rentals decreased, and the sector decreased by 1.7% and 3.5% respectively. In 2006, the real estate and business services began grew 1.9% in real terms compared to 2005. In 2007, this sector registered a slight fall of 0.1% in real terms compared with 2006.

          Financial and Insurance Services

          Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings. Non-resident deposits reached approximately US$6.5 billion as of December 31, 2001. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and approximately 91.3% of total deposits held in the private banking system were denominated in foreign currencies, principally U.S. dollars.

          Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Uruguay’s two largest private banks were branches of Argentine-based banks and experienced significant deposit withdrawal that later spread through the rest of the Uruguayan financial system. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks), which ceased to operate and entered a liquidation stage. The non-recoverable assets of three of these banks (Banco Comercial, Banco Caja Obrera and Banco Montevideo) are held by liquidation funds managed by Banco Central, while the recoverable assets were transferred to Nuevo Banco Comercial, a new commercial bank initially owned by the government. Proceedings for the liquidation of Banco de Crédito, the fourth bank, commenced on February 28, 2003, and continue. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to Banco Comercial, Banco Montevideo and Banco Caja Obrera y Crédito to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

          The financial and insurance services sector’s contribution to gross GDP declined from 11.4% in 2002 to 6.9% in 2007. Foreign currency deposits by the non-financial domestic private sector with Uruguayan banks increased from US$4.9 billion as of December 31, 2002 to US$6.8 billion at December 31, 2007. With respect to total deposits held with the banking system, foreign currency-denominated deposits had declined to approximately 79% as of December 2007, compared to 91% at December 2002. See “The Banking Sector—Uruguay’s Banking System following the 2002 crisis.”

Role of the State in the Economy

          The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector.

          At present, the government owns:

1.	the local telecommunications company (ANTEL);

2.	the oil refinery company (ANCAP);

3.	the electric power utility (UTE);

4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);

5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);

8.	Banco de Seguros del Estado (an insurance company); and

9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

          UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

          ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

          OSE is Uruguay’s largest water company, providing water and sanitation services to most of the country and sewage services outside Montevideo.

          ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.

          Uruguay imports all the natural gas it consumes. Privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions contracts and decrees of the Government.

          For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

          During the last eight years, non-financial state-owned enterprises have in the aggregate recorded operating profits. The combined surpluses of non-financial public-sector enterprises as a percentage of GDP ranged from 0.4% in 1999 to 1.5% in 2004, compared to a deficit of 0.3% in 1994. In 2005, the combined surplus of the non-financial public-sector enterprises declined to 0.9% of GDP mainly due to the impact of the increase in the price of crude oil on ANCAP’s operations and the negative effect of the 2005 drought on UTE’s balance sheet. In 2006, the non-financial public-sector enterprises in the aggregate generated limited revenues for the government, as their profits were adversely affected by the drought and the increased prices of oil and the government’s decision not to fully pass on the cost to retail prices.

          In 2006 Pluna Airlines, reverted to state ownership. However, in July 2007 the government sold 75% of the airline’s equity. See “República Oriental del Uruguay—Privatizations.” At this time the government has no plans to privatize any public sector enterprises. In 2007, the combined surplus of the non-financial public-sector enterprises represented 1.0% of GDP. The recovery with respect to 2006 is attributable to greater sales by UTE, including exports to Argentina, as a result of increased hydroelectric generation as well as increased sales reflecting improved levels of activity in the national economy.

          The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises
(in millions of US$)

	Total Assets	Total Liabilities	Net Profits	Percentage of State Ownership

ANCAP(1)	1,055	472	(4)	100%
ANP(1)	403	34	7	100%
AFE(1)	173	23	(17)	100%
ANTEL(1)	1,011	190	90	100%
OSE(1)	846	177	30	100%
UTE(1)	3,034	560	(47)	100%

(1)	Data as of and for the year ended December 29, 2006. Converted into U.S. dollars at the rate of Ps.24.47 per US$1.00, the market rate on December 29, 2006.

Source: Financial statements of each public enterprise.

Employment, Labor and Wages

          Employment

          From 2000 to 2002, the severe contraction of economic activity led to a rise in the nationwide unemployment rate. This increase reflected the incidence of layoffs as well as the growth in the labor supply, as sectors of the population responded to falling average household income by seeking employment opportunities. Having peaked in 2002, the unemployment rate began to decline in 2003 and, by December 2004, it had receded to 2000 levels. The employment rate fell from 49.1% in 2002 to 48.3% in 2003, before rebounding to 50.9% in 2004, rising to 51.4% in 2005, and reaching 60.9% in 2006 and 62.7% in 2007. The unemployment rate rose to 17.0% in 2002, but declined to 16.9% in 2003, to 13.1% in 2004, to 12.2% in 2005, to 11.4% in 2006 and to 9.6% in 2007. As of April 2008, the unemployment rate had further decreased to 7.8%. The sectors that were most seriously affected by the rise in unemployment in 1999 were the manufacturing industry, trade and general services, which are more sensitive to short-term variations in demand. Beginning in the last quarter of 1999, the government reduced spending on public sector works, consistent with its fiscal policy adjustments, which led to an overall increase in unemployment during 2000. The increases in the unemployment levels from 2000 to 2002 affected most sectors of the economy, including the financial sector, were largely attributable to the effects of the recession that Uruguay experienced from 1999 to 2003. The manufacturing, agriculture, livestock and fishing, and commerce, restaurants and hotels sectors accounted for the larger portion of the employment gains in 2003, while in 2004 the services sector contributed principally to employment recovery. The continued recovery of economic activity in Uruguay since 2003 explains the continued decrease in the nationwide unemployment rate to date. Manufacturing, electricity, gas and water, construction services and other services were the principal sectors that contributed to the recovery of employment.

          The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor
(% by population)

	2003	2004	2005	2006	2007

Nationwide:
Participation rate(1)(2)	58.1%	58.5%	58.5%	60.9%	62.7%
Employment rate(3)	48.3%	50.9%	51.4%	54.1%	56.7%
Unemployment rate(4)	16.9%	13.1%	12.2%	11.4%	9.6%
Montevideo:
Participation rate(1)(2)	59.6%	59.8%	59.1%	61.7%	64.0%
Employment rate(3)	49.7%	52.0%	52.1%	55.1%	58.4%
Unemployment rate(4)	16.7%	12.9%	11.8%	10.6%	8.6%

Annual averages, except as otherwise indicated.
(1)

To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as percentage of the labor force.

Sources: National Statistics Institute and Banco Central.

          The sectoral composition of employment in Uruguay generally mirrors the sectoral composition of the GDP. The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)
(% by sector)

	2004	2005	2006	2007

Agriculture, livestock, fishing and mining	5.1%	4.6%	4.8%	5.2%
Manufacturing, electricity, gas and water, and construction services	21.5	21.8	22.1	22.5
Services(2)	73.5	73.6	73.0	72.3
Total	100.0%	100.0%	100.0%	100.0%

(1)	Refers to population in cities over 5,000 inhabitants.
(2)	Includes first-time job seekers and people that have been unemployed for more than a year.

Source: National Statistics Institute.

          Unionized labor in Uruguay is concentrated primarily in the public sector and industrial, construction and banking areas of the economy. Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband and on limited occasions in fact disbanded strikes on the basis that the services provided were essential to the country. The measures adopted by the Government in these instances have not had a material adverse effect on its overall relations with the labor unions or on the economy as a whole. During 2007, labor unions have increased their demands for improvements in salaries and working conditions. These demands, which have largely been sectorial, have not had a material adverse impact on the Uruguayan economy.

          Wages

          The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2003	2004	2005	2006	2007

Average real wages	(12.4%)	(0.1%)	4.6%	4.4%	4.8%
Public sector	(12.0)	2.6	5.7	3.3	5.2
Private sector	(12.8)	(1.5)	4.0	5.0	4.6

Source: National Statistics Institute.

          Average real wages declined between 2000 and 2004, while levels of unemployment increased through 2003, evidencing the impact that the protracted recession and the crisis in 2002 produced on Uruguay’s economy and population. As part of its efforts to reduce the deficit and close its financing gap, the government did not adjust public sector wages during 2002 and set the public sector wage increase for January 2003 at 3.0%, despite the increase in inflation in 2002. In 2003, public sector wages increased nominally by 9.4% from December 31, 2002 to December 31, 2003, but the average wage level declined 12.0% in real terms in 2003, compared to 2002. Public sector wages increased nominally by 13.4% from December 31, 2003 to December 31, 2004 and the average public sector wage level for 2004 increased by 2.6% in real terms compared to 2003. Private sector wages, however, lost ground in real terms in 2004. The increase in real wages in the private sector that started during the third quarter of 2004 continued in 2005 and 2006. During 2006, real wages increased by 4.4% compared with 2005. The real wage increase in the public sector during 2006 was 3.3%, whereas the real wage increase for the private sector was 5.0%. In 2006, real wage increases for the private sector were discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations. During 2007, the increase in real wages in the public sector was 5.2% and real wage increases for the private sector was 4.6%. Under the collective bargaining rules, which were not followed during the 1990s, each sector of the economy negotiates wage increases twice a year.

Poverty and Income Distribution

          Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 23.1% in 2007 compared with 30.7% in 2003.

          While Uruguay has disparities in the distribution of wealth and income, which increased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 2005, 27.8% of the national income in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 44.6% of the national income for Brazil, 41.0% for Colombia, 37.2% for Chile, 34.1% for Argentina, 35.4% for Mexico and 30.8% for Venezuela.

          The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households
Population of Uruguay 1990- 2005
(% of national income)

Income Group	1990	1997	1999	2002	2004	2005

Lowest 40%	20.1	22.0	21.6	21.6	21.3	21.6
Next 30%	24.6	26.1	25.5	25.4	24.8	25.0
Next 20%	24.1	26.1	25.9	25.6	25.4	25.6
Highest 10%	31.2	25.8	27.0	27.3	28.6	27.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: CEPAL.

          Poverty in Uruguay has been linked to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and the unskilled and relatively less educated. More recently, increases in poverty were the result of the contraction of the Uruguayan economy. One of the principal causes of poverty being poor education, Uruguay has taken steps to improve the country’s educational system. In spite of its high literacy rate, as well as other social development indicators placing Uruguay among the top countries in Latin America, Uruguay’s traditional educational system suffers mainly from lack of resources, out of date curricula and inadequate teacher training.

          The government has also addressed problems relating to poverty through health care accessibility and other measures. Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

FOREIGN MERCHANDISE TRADE

          Uruguay’s exports have traditionally been commodities (farm products) and semi-manufactured goods, although the government has implemented policies designed to stimulate diversification into non-traditional goods and to non-traditional markets.

          Merchandise exports in 2004 increased by 32.9% (measured in U.S. dollars) compared to 2003, reflecting continued increases in the price and quantity of exported goods, particularly meat. In 2005, merchandise exports increased by 16.2% (measured in U.S. dollars) compared to 2005, largely as a result of an increase in exported quantities of primary products. In 2006, merchandise exports increased by 17.1% (measured in U.S. dollars), largely as a result of continued increases in exports of meat and other traditional products. In 2007, merchandise exports increased by 12.8% (in U.S. dollars) compared to 2006, driven by the increase in exports of chemical and meat products.

          A significant portion of Uruguay’s merchandise trade has involved trade with its neighbors and principal trading partners, Argentina and Brazil, particularly since the consolidation of the Mercosur. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets both within and outside Mercosur. The increased competitiveness of Uruguayan exports since 2002 initially resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral free trade agreement with Mexico, which became effective on July 15, 2004, on June 11, 2004 Uruguay and Iran signed a framework agreement to promote bilateral trade. Uruguay will also seek to take advantage of any opportunities to increase its exports that may arise from the agreements reached by Mercosur with each of Israel and Venezuela in 2005. In 2007, however, exports to Argentina and Brazil accounted for 26.0% of total exports, compared to 22.3% in 2006.

          Following the drop in domestic manufacturing activity and consumption attributable to the recession that affected Uruguay through part of 2003, imports of goods fell by 35.8% (measured in U.S. dollars) in 2002 but recovered by 11.5% (measured in U.S. dollars) in 2003. In 2004, total imports of goods rose by 42.2% (measured in U.S. dollars) compared to 2003, primarily due to a general increase in the domestic demand for consumer, intermediate and capital goods.

          Merchandise imports increased by 24.6% (to US$3,879 million) in 2005 compared with 2004. A significant portion of the increase in imports in 2005, however, was attributable to higher international prices for oil, of which Uruguay is an importer. The increase of merchandise imports was also fueled by imports of capital goods. In 2006, merchandise imports increased by 23.1% (to US$4,775 million) compared to 2005, primarily due to the significant increase in imports of intermediate goods. Also in 2007, merchandise imports grew 17% compared to 2006, to US$5,589 million. The increase in imports of capital goods was 36.5% in this period.

          During the 1990’s Uruguayan trade was concentrated in the region. With the initial consolidation of the Mercosur in the 1990’s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports.

          The disparity between exports and imports to and from its neighbors in recent years is attributable primarily to the impact of the economic crisis suffered by the countries in the region, including currency fluctuations, which caused demand for Uruguayan products and tourism services to decrease substantially and adversely affected the competitiveness of Uruguayan exports in the region. In 2000, Brazil and Argentina together accounted for 41.0% of Uruguay’s exports and 43.3% of its imports. Merchandise exports to Argentina declined significantly after 2000. Merchandise exports to Brazil accounted for 23.1% of total merchandise exports in 2000 and merchandise exports to Argentina accounted for 17.9% of total merchandise exports in 2000. While exports to Brazil and Argentina recovered (measured in U.S. dollars) since 2005, the government has sought to reduce the dependence of Uruguay’s foreign trade on its neighboring countries by seeking to develop new markets for Uruguayan exports.

          In 2003, Europe accounted for 26.1% of Uruguay’s merchandise exports and 26.9% of its merchandise imports, compared to 24.0% and 14.4% of exports and imports in 2007, respectively. Merchandise exports to Asia have fluctuated slightly remaining below 10.0% over the past five years, accounting for 9.6% of Uruguay’s total merchandise exports in 2003 and 8.6% of total merchandise exports in 2007.

          The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports from the United States have fluctuated since 2002 (as a percentage of total imports) first decreasing to 6.7% in 2005 and recovering to 7.4% in 2007, the United States attracted an increasing percentage of Uruguay’s total merchandise exports after the 2002 crisis reaching a historical record of 22.4% of total exports in 2005, and accounting for 11.0% of total exports in 2007.

          Uruguay has diversified and increased substantially its merchandise exports over time, from US$200 million in the early 1970’s to approximately US$2.8 billion in 1998. Merchandise exports decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina. Merchandise exports began to recover in 2003, increasing to US$2.2 billion in 2003, primarily due to the improved competitiveness created by the real devaluation of the peso and further increased to US$2.9 billion in 2004, mainly as a result of increased demand for Uruguayan exports and elevated prices for several of Uruguay’s commodity exports. The real appreciation of the peso during 2005 did not adversely impact exports. In 2005, exports reached US$3.4 billion, mainly due to the growth in export sales of meat, rice and diary products. In 2006, exports totaled US$3.9 billion, due to an increase in exports of traditional products and one year later, in 2007, merchandise exports amounted US$4.5 billion driven by a significant increase in non traditional exports.

          Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice and textiles. Uruguay’s traditional exports are meat and wool, which in 2007 accounted for approximately 26.3% of total merchandise trade, compared to 29.7% in 2006. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. However, an outbreak of foot and mouth disease in Uruguay in 2000 severely affected meat exports during the last quarter of 2000. Although the outbreak was temporarily controlled and Uruguay’s beef exports resumed in the first quarter of 2001, a new outbreak of the disease affected a larger portion of the Uruguayan countryside. The government responded by implementing a vaccination program aimed at preventing the spread of the disease. Exports of Uruguayan beef to Uruguay’s traditional export markets, including Brazil, Chile, Israel and the European Union, which were closed following the outbreak of foot and mouth disease in 2000 and 2001, resumed during the last quarter of 2001. By late 2002, Canada, Chile and certain other countries had also recognized Uruguay as free from foot and mouth disease and, in 2003, beef exports regained access to the United States market as well. Exports of Uruguayan beef (in U.S. dollars) increased by 66.7% in 2004 compared to 2003, by 22.5% in 2005 compared to 2004, and by 26.9% in 2006 compared to 2005. However, beef exports decreased by 15.2% in 2007 compared to 2006.

          Imports into Uruguay have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2003, total imports consisted of consumer goods (18.8%), intermediate goods (73.2%) and capital goods (8.1%). In 2004, driven primarily by improved general economic conditions and the recovery of domestic demand, total imports increased further by 42.2% (US$924 million), of which 71.1% represented intermediate goods, 18.1% consumer goods and 10.8% capital goods. In 2005, total imports increased by 24.6% and consisted of consumer goods (18.6%), intermediate goods (68.1%) and capital goods (13.3%). Oil imports account for 27.2% of the increase in imports recorded in 2005. In 2006, total imports increased by 23.1%, of which 18.4% represented consumer goods, 68.6% intermediate goods and 13.0% capital goods. This trend continued in 2007 with an increase of 17.1%, which 21.5% represented consumer goods, 65.5% intermediate goods and 13.0% capital goods.

          The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2003			2004			2005			2006(1)			2007(1)

EXPORTS (FOB)
Traditional:	US$	614	27.8%	US$	869	29.6%	US$	1,012	29.7	US$	1,270	31.9%	US$	1,185	26.4%
Wool		146	6.6%		132	4.5%		135	4.0%		77	1.9%		94	2.1%
Meat		390	17.7%		643	22.0%		786	23.1%		433	10.9%		595	13.2%
Other		78	3.5%		93	3.2%		92	2.7%		759	19.0%		496	11.0%
Non-traditional:		1,592	72.2%		2,062	70.4%		2,392	70.3%		2,716	68.1%		3,311	73.6%
Rice		141	6.4%		180	6.1%		200	5.9%		218	5.5%		281	6.2%
Textiles		84	3.8%		105	3.6%		117	3.4%		196	4.9%		214	4.8%
Chemicals		94	4.2%		131	4.5%		152	4.5%		182	4.6%		237	5.3%
Other		1,273	57.7%		1,646	56.2%		1,924	56.5%		2,121	53.2%		2,580	57.4%

Total exports	US$	2,206	100.0%	US$	2,931	100.0%	US$	3,405	100.0%	US$	3,986	100.0%	US$	4,496	100.0%

IMPORTS (CIF)
Consumer goods	US$	411	18.8%	US$	564	18.1%	US$	722	18.6%	US$	966	20.2%	US$	1,202	21.5%
Intermediate goods		1,602	73.2%		2,214	71.1%		2,642	68.1%		3,277	68.6%		3,661	65.5%
Capital goods		177	8.1%		335	10.8%		514	13.3%		532	11.1		726	13.0%

Total imports	US$	2,190	100.0%	US$	3,114	100.0%	US$	3,879	100.0%	US$	4,775	100.0%	US$	5,589	100.0%

Merchandise trade balance:	US$	16		US$	(183)		US$	(474)		US$	(789)		US$	(1,093)

(1)	Preliminary data.

Source: Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$, unless otherwise indicated)

	2003			2004			2005			2006(1)			2007(1)

EXPORTS (FOB)
Americas:
Argentina	US$	155	7.0%	US$	223	7.6%	US$	267	7.8%	US$	302	7.6%	US$	441	9.8%
Brazil		471	21.3		484	16.5		458	13.5		584	14.7		728	16.2
United States		234	10.6		577	19.7		764	22.4		523	13.1		493	11.0
Other		380	17.2		487	16.6		568	16.7		670	16.8		780	17.4

Total Americas		1,240	56.2		1,771	60.4		2,058	60.4		2,079	52.3		2,443	54.3

Europe:
European Union:
France		20	0.9		33	1.1		31	0.9		33	0.8		36	0.8
Germany		145	6.6		152	5.2		143	4.2		165	4.2		206	4.6
Italy		89	4.0		89	3.0		93	2.7		112	2.8		101	2.2
United Kingdom		79	3.6		91	3.1		85	2.5		96	2.4		120	2.7
Other EU		173	7.8		205	7.0		236	6.9		258	6.5		348	7.7
Total EU		506	22.9		570	19.5		587	17.3		664	16.6		811	18.0
EFTA(2) and other		70	3.2		77	2.6		112	3.3		341	8.6		269	6.0

Total Europe		576	26.1		647	22.1		699	20.5		1,005	25.2		1,079	24.0

Africa		64	2.9		62	2.1		103	3.0		182	4.6		149	3.3
Asia		211	9.6		234	8.0		275	8.1		360	9.0		385	8.6
Middle East		78	3.5		123	4.2		162	4.8		179	4.5		160	3.5
Other		37	1.7		93	3.2		107	3.1		182	4.6		281	6.3

Total	US$	2,206	100.0%	US$	2,931	100.0%	US$	3,405	100.0%	US$	3,986	100.0%	US$	4,496	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	572	26.1%	US$	687	22.0%	US$	786	20.3%	US$	1,079	22.6%	US$	1,235	22.1%
Brazil		460	21.0		677	21.7		825	21.3		1,078	22.6		1,078	19.3
United States		166	7.6		220	7.1		259	6.7		326	6.8		413	7.4
Other		103	4.7		142	4.6		426	11.0		799	16.7		1,102	19.7

Total Americas		1,300	59.3		1,726	55.4		2,295	59.2		3,282	68.7		3,829	68.5

Europe:
European Union:
France		51	2.3		52	1.7		68	1.7		82	1.7		84	1.5
Germany		62	2.8		83	2.7		88	2.3		99	2.1		112	2.0
Italy		50	2.3		66	2.1		76	2.0		82	1.7		94	1.7
United Kingdom		25	1.1		29	0.9		34	0.9		46	1.0		43	0.8
Other EU		106	4.8		130	4.2		142	3.7		160	3.3		223	4.0
Total EU		293	13.4		360	11.6		407	10.5		469	9.8		555	9.9
EFTA(2) and other		296	13.5		380	12.2		346	8.9		90	1.9		249	4.5

Total Europe		589	26.9		741	23.8		753	19.4		559	11.7		805	14.4

Africa		73	3.3		170	5.4		334	8.6		172	3.6		55	1.0
Asia		207	9.5		332	10.7		471	12.1		603	12.6		860	15.4
Middle East		7	0.3		129	4.1		13	0.3		142	3.0		16	0.3
Other		15	0.7		16	0.5		13	0.3		17	0.4		25	0.4

Total	US$	2,190	100.0%	US$	3,114	100.0%	US$	3,880	100.0%	US$	4,775	100.0%	US$	5,589	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.

Source: Banco Central.

          In 1989, import tariffs ranged from a maximum of 40.0% to a minimum of 10.0% (certain capital and intermediate goods were exempt from tariffs). The government began reducing tariffs gradually on its own account in 1990 and, since 1991, the government has generally reduced tariffs in accordance with regional Mercosur initiatives. Since January 1995, tariffs on raw materials not produced domestically have ranged from 2.0 to 6.0%, tariffs on intermediate goods from 8.0% to 16.0% and tariffs on consumer goods from 10.0% to 20.0%. More importantly, the government has substantially reduced non-tariff barriers, including the reference and minimum import prices on which tariffs are applied. Since 1989, the government has reduced the number of goods subject to reference prices from 423 to zero and, currently, there are no reference or minimum prices on any imported goods. Other outstanding barriers have also generally been lowered. Quantitative import restrictions were eliminated in the mid-1970s. In response to economic developments affecting several Asian economies, Mercosur member states implemented a transitional measure, effective January 1, 1998, increasing the common external tariff on all products by 3.0% through December 31, 2000. The rate was later reduced to 2.5% and the tariff was eliminated completely as of January 1, 2004. While tariffs on intra-Mercosur trade were reduced to zero effective January 1, 2000 (except for automobiles and sugar), in response to the imbalances created within Mercosur during 2001, Uruguay imposed a 1.9% non-tariff duty on imports (other than capital goods) regardless of their origin, which was subsequently increased to 2.5%, in addition to any existing tariffs. This duty, which was reduced to 1% on July 1, 2007, was eliminated on December 31, 2007.

FOREIGN SERVICES TRADE

          Uruguay’s services trade has traditionally been heavily concentrated in Argentina and Brazil and has been driven principally by tourism, transportation and financial services.

          Gross tourism receipts generally declined steadily between 1997 and 2003, dropping by 42.6% in 2002 compared to 2001 and by 1.7% in 2003 compared to 2002. This trend was reversed in 2004 and 2005, when gross tourism receipts increased by 43.2% and 20.2%, respectively. After increasing only by 0.4% in 2006, gross tourism receipts increased by 35.5% in 2007 in spite of the fact that the number of tourist arrivals decreased by 0.5%. A higher per capita level of expenditures and a longer average length of stay more than offset this decrease.

Revenues from Tourism

	Number of Tourist Arrivals	Gross Tourism Receipts

	(in thousands)	(in millions of US$)

2003	1,508	345
2004	1,871	494
2005	1,917	594
2006	1,824	597
2007	1,815	809

Source: Banco Central.

          During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and the increased sophistication of the services offered, including increased and diversified offerings of cultural, social and sports activities. There was an increase in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area by Argentines. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and tourist “estancias,” or ranches, which attract tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. The total number of tourist arrivals increased by 11.4%, 24.1%, 2.5% in 2003, 2004 and2005, respectively. The total number of tourists declined in 2006 and 2007. Tourism from, as well as trade with or transiting through, Argentina in 2006 and 2007 was adversely affected by the interruption of international traffic caused by Argentine demonstrators opposing the construction of two pulp mills in the Fray Bentos region. See “Balance of Payments—Foreign Investment.”

          The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	2003	2004	2005	2006	2007

Argentina	57.5%	59.3%	57.8%	53.4%	50.0%
Brazil	10.0	10.0	10.3	12.5	15.8
Other	32.5	30.7	31.9	34.1	34.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

          Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and ability of companies to issue bearer shares attracted foreign funds. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with Banco Galicia Uruguay, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and, with the exception of Banco Galicia Uruguay, have since been liquidated. Following the banking crisis in 2002, deposits by non-residents began to recover, reaching US$1.9 billion as of March 31, 2008, representing 15.6% of total deposits held by the non-financial public and private sectors with the Uruguayan banking system (excluding deposits held with banks in liquidation).

BALANCE OF PAYMENTS

          In 2007, Uruguay’s balance of payments registered an overall surplus of US$1,005 million compared to a deficit of US$15 million in 2006, a surplus of US$620 million in 2005, a surplus of US$454 million in 2004 and a surplus of US$1,380 million in 2003. Banco Central’s international reserve assets stood at US$4,993 million at March 31, 2008, compared to US$4,121 million at December 31, 2007, US$3,091 million at December 31, 2006, US$3,078 million at December 31, 2005, US$2,512 million at December 31, 2004 and US$2,087 million at December 31, 2003.

Balance of Payments(1)
(in millions of US$)

	2003		2004		2005		2006(2)		2007(2)

Current account:
Exports	US$	2,281	US$	3,145	US$	3,774	US$	4,407	US$	5,063
Imports		(2,098)		(2,992)		(3,753)		(4,867)		(5,554)
Services, net		135		326		372		406		513
Interest and dividends		(488)		(588)		(494)		(441)		(342)
Current transfers(3)		83		113		144		126		134

Total current account		(87)		3		42		(369)		(186)

Capital account:
Direct investments		401		315		811		1,400		876
Portfolio investments(4)		(311)		(422)		806		1,686		1,172
Other medium-and long-term capital		582		73		(185)		(2,983)		7
Other short-term capital		(246)		101		(684)		323		(834)
Capital transfers		4		5		4		7		4

Total capital account, net		431		72		752		433		1,224

Errors and omissions		1,037		379		(174)		(79)		(34)

Total balance of payments	US$	1,380	US$	454	US$	620	US$	(15)	US$	1,005

Change in Banco Central international reserve assets(5)	US$	(1,380)	US$	(454)	US$	(620)	US$	15	US$	(1,005)

Assets:
Gold(6)		0		0		0		0		0
SDRs		(3)		(3)		5		(6)		(1)
IMF position		—		—		—		—		—
Foreign exchange		479		1,299		(145)		146		1,008
Other holdings		905		(842)		760		(156)		(2)

Total assets	US$	1,380	US$	454	US$	620	US$	(15)	US$	1,005

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, many of which are gifts.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.
(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source: Banco Central.

          Current Account

          Uruguay’s current account consists of the merchandise trade balance, non-financial services, net, interest and dividend payments, and current transfers.

          With respect to non-financial services, Uruguay has maintained surpluses, with inflows generated primarily by tourism and international freight revenues, including revenues from transportation services provided by trucks and ships. In 2002, the severe outflow of capital and the contraction of domestic demand reduced imports of goods by more than US$1.0 billion. Exports of goods also contracted in 2002, although by a significantly smaller percentage, leading to a surplus in the merchandise trade balance, which, coupled with a net inflow in interest and dividends, produced a US$382 million surplus in Uruguay’s current account.

          In 2003, Uruguay’s current account recorded a deficit of US$87 million. This deficit was mainly due to large increases in net interest and dividend payments, which resulted from the substantial indebtedness incurred by the government in connection with the crisis of the banking sector, and the normalization of remittances of corporate profits following the heavy losses experienced in 2002.

          In 2004, merchandise imports and exports grew at approximately the same pace, inflows generated by non-financial services increased significantly reaching levels comparable to those recorded prior to the economic crisis of 2002, and interest and dividend payments continued to increase. Uruguay’s current account recorded a surplus of US$3 million in 2004.

          In 2005, the current account recorded a surplus of US$42 million. Uruguay is a net importer of oil and in 2005, Uruguay’s oil imports (in U.S. dollars) increased by approximately US$208 million with respect to the previous year affecting its current account position.

          In 2006, the current account recorded a deficit of US$369 million. The deficit was mainly attributable to the rapid growth in imports, which exceeded 2005 levels by US$1,114 million. Imports of consumer and capital goods increased 65% and 61% respectively, during 2006, while imports of intermediate goods grew 24%.

          In 2007, the current account recorded a deficit of US$186 million. This improvement in the current account balance was mainly attributable to the improvement in inflows generated by non-financial services, net, due to increased receipts from a higher stock of international reserves and lower interest payments to non-residents.

          Capital Account

          Uruguay’s capital account includes direct investments, portfolio investments, and short-, medium- and long-term indebtedness, and capital transfers.

          Between 2000 and 2001, the government took steps to increase significantly Banco Central’s international reserve assets (primarily by incurring indebtedness). The government’s efforts to bolster Banco Central’s reserves were undermined in 2002 by the banking crisis and the massive withdrawal of U.S. dollar-denominated deposits from the Uruguayan financial system and the resulting short-term capital outflows. In 2002, capital outflows exceeded the unprecedented level of long-term capital inflows, consisting primarily of borrowings by the government, mainly from the multilateral financial institutions. Uruguay’s capital account registered a deficit of US$280 million in 2002.

          In 2003, Uruguay’s capital account recorded a surplus of US$430 million. The gradual stabilization of the banking sector and the successful reprofiling of Uruguay’s external debt in mid-2003 helped create an environment that allowed for continued net inflows of capital. In 2003, after completing the reprofiling of Uruguay’s external debt, the government raised approximately US$300 million in the international capital markets and received net disbursements from multilateral institutions of approximately US$675 million. These borrowings, coupled with foreign direct investments of US$401 million, which resulted from a sharp increase in real estate purchases by Argentine and Brazilian investors, more than offset a net outflow in portfolio investments of US$311 million attributable to the enlargement of the Uruguayan banking system’s international holdings.

          In 2004, Uruguay’s capital account recorded a surplus of US$72 million. Net capital inflows resulting from additional borrowings by the government from international financial institutions and the international capital markets, as well as foreign direct investments totaling US$314 million, were offset by capital outflows attributable to foreign portfolio investments by the financial sector, including by Banco de la República.

          Capital inflows increased significantly in 2005 as foreign direct investment reached a historical record of US$811 million, and the government took advantage of favorable international capital market conditions to borrow with a view to funding in part its financing needs for 2006. Uruguay’s capital account recorded a surplus of US$752 million in 2005.

          In 2006, Uruguay’s capital account recorded a surplus of US$433 million. An unprecedented level of foreign direct investment, amounting at US$1.4 billion, in addition to US$1.7 billion in borrowings by the government from the international capital markets, allowed the Banco Central and the government to cancel loans for US$2.4 billion, including the early repayment of outstanding obligations with the IMF.

          In 2007, Uruguay’s capital account recorded a surplus of US$1.2 billion, mainly related to private capital inflows. After financing the current account deficit, the difference represents net funding for the public sector, which in turn increases the foreign currency position of the public sector.

          International Reserves

          As of December 31, 2007, international reserve assets of Banco Central stood at US$4,121 million, compared to US$3,091 million at December 31, 2006. The following table shows the composition of the international reserve assets of Uruguay’s Banco Central and the banking system at each of the dates indicated.

International Reserve Assets of the Banking System(1)
(in millions of US$)

	2003			2004			2005			2006			2007			As of March 31, 2008(2)

Banco Central	US$	2,087	(3,4,5)	US$	2,512	(3,6)	US$	3,078	(7)	US$	3,091	(8)	US$	4,121	(9)	US$	4,993	(10)
Of which gold represents		4			4			4			5			7			8
Banco de la República		912			1,487			1,701			1,377			2,091			2,208
Private banks		2,717			3,217			3,093			3,062			2,945			3,263

International reserve assets	US$	5,716		US$	7,216		US$	7,873		US$	7,529		US$	8,314		US$	10,463

Data as of December 31, except as otherwise indicated.

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data
(3)	This amount does not include US$224 million held by the FESB at December 31, 2003.
(4)	This amount includes US$1,044 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495 million of Banco de la República, with Banco Central.
(5)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$725 million of Banco de la República, with Banco Central.
(6)	This amount includes US$1,650 million of reserves and voluntary deposits of the Uruguayan banking system, including US$753 million of Banco de la República, with Banco Central.
(7)	This amount includes US$1,601 million of reserves and voluntary deposits of the Uruguayan banking system, including US$719 million of Banco de la República, with Banco Central.
(8)	This amount includes US$1,748 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República with Banco Central.
(9)	This amount includes US$1,795 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República with Banco Central.
(10)	This amount includes US$1,714 million of reserves and voluntary deposits of the Uruguayan banking system, including US$840 million of Banco de la República with Banco Central.

Source: Banco Central.

          As of March 31, 2008, Banco Central’s international reserve assets totaled approximately US$4,993 million, including US$1,714 million in reserves and voluntary deposits of the Uruguayan banking system, of which US$840 million were claims of Banco de la República.

          The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

          Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors. Foreign investment in Uruguay has been traditionally directed towards the construction and tourism sectors. In 2004, however, European pulp manufacturers announced investments in that industry in Uruguay in the range of US$950 million over a two-year period. Since 2005, Argentine demonstrators have opposed to the construction of the wood pulp mills repeatedly obstructed international traffic to Uruguay and into Argentina, which flows through two bridges on the Uruguay River that link Argentina with Uruguay. Uruguay sought to initiate dispute resolution proceedings contemplated in the Mercosur framework for Argentina’s failure to ensure free access to the bridges and uninterrupted flow of international traffic to and from Uruguay. No agreement with respect to Uruguay’s claims was reached within the terms contemplated in Mercosur’s dispute resolution framework. In May 2006, Argentina brought a claim to the ICJ against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay River, Uruguay had acted in breach of its obligations under the treaty. Argentina claims that the pulp mills will irreparably harm the Uruguay River shore. Argentina sought an injunction, which the ICJ declined to grant. Evidence has been produced and allegations have been made, and a decision regarding the merits of Argentina’s claim is pending. Uruguay, in turn, requested that the International Court of Justice issue a preliminary injunction directing Argentina to ensure the free flow of international traffic and prevent demonstrators from obstructing traffic across the bridges. The request for a preliminary injunction was denied by order of the court dated January 23, 2007.

          In each of 2003, 2004, 2005, 2006 and 2007, estimated foreign direct investment accounted for US$401 million, US$315 million, US$811 million, US$1,400 million and US$876 million, respectively, of Uruguay’s balance of payments.

MONETARY POLICY AND INFLATION

          Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves of Uruguay, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policies, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

          The Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors with ratification by the Congress required.

          Banco Central’s current charter, which was enacted in 1995, defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments (currently somewhat less than 2.0% of GDP). However, Banco Central can serve as a financial agent of the government under article 50 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

          In December 2005, the government submitted a proposal to Congress to reform the charter of Banco Central and create a Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central. The bill is intended to increase Banco Central’s autonomy, strengthen the supervision and regulation of the financial sector and remove Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. To increase Banco Central’s autonomy, the bill proposes among other measures, to enlarge Banco Central’s board of directors to five members, who will serve eight-year staggered terms, which will ensure that fewer appointments coincide with the political cycle, and to make monetary policy and inflation control Banco Central’s clear mission. To strengthen the supervision and regulation of the financial sector, the bill proposes to combine under a single division, the Superintendencia de Servicios Financieros, the supervisory and regulatory authority currently entrusted to the Superintendencia de Instituciones de Intermediación Financiera, which regulates the banking sector, and the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, which regulates insurance companies, the stock market and pension funds. The bill also enhances Banco Central’s power to regulate the financial market. Currently this bill is being considered by the Congress.

          Monetary Policy

          Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. The system was designed to allow for adjustments in the relative prices of Uruguayan products without requiring deflation of domestic prices. This “crawling peg” system provided an anchor for the stabilization plan and succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s devaluation in 1999 and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

          Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

          Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase consistent with the inflation objective set for the period. During 2007, the monetary base increased by 45.5%, as compared to December 2006, the annual rate of inflation was 8.5% and the peso/U.S. dollar exchange rate marked its lowest point for the year at Ps.21.50 per US$1.00 and its highest point at Ps.24.45 per US$1.00.

          Based on the government’s annual inflation target range of 4% to 6% over an 18 months horizon, in October 2007 Banco Central shifted from monetary aggregates to interest rate management as the main instrument of monetary policy.

          The target monetary policy rate for short-term interbank lending was set at a level of 7%, defining a band ranging from 6% to 8% between deposit and lending facilities of the Banco Central. In November 2007, in light of continuing inflationary pressures, the short-term interbank lending rate was set at 7.25%. In January 2008, the short-term interbank lending rate was kept constant, but the tolerance of the inflation target range was enlarged up to 3% to 7% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices.

          To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. As of December 31, 2007, approximately 79% of all deposits held with the banking system were denominated in foreign currencies, primarily U.S. dollars.

          Liquidity and Credit Aggregates

          The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base (1)
(in millions of US$)

	As of December 31,										As of April 30,

	2003		2004		2005		2006		2007		2008(1)

Currency, including cash in vaults at banks	US$	418	US$	538	US$	717	US$	904	US$	1,145	US$	1,144
Others		70		63		303		207		322		569

Monetary base	US$	488	US$	601	US$	1,020	US$	1,111	US$	1,467	US$	1,713

(1)	Preliminary data.

Source: Banco Central.

          The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2003	2004	2005	2006	2007	As of April 30, 2008(1)

M1 (% change)(2)	34.4%	14.2%	34.0%	24.1%	32.0%	30.1%
M2 (% change)(3)	29.4	13.5	27.2	22.1	31.0	31.5
Credit from the financial system (% change)	(13.3)	(4.7)	9.8	30.1	19.5	19.5
Average annual peso deposit rate	25.5%	6.1%	2.7%	2.2%	3.1%	3.8%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

Liquidity and Credit Aggregates
(in millions of US$)

	2003		2004		2005		2006(1)		2007(1)		Four months ended April 30, 2008(1)

Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	322	US$	410	US$	553	US$	661	US$	879	US$	827
M1(2)		802		1,018		1,493		1,830		2,740		2,866
M2(3)		1,043		1,317		1,831		2,208		3,283		3,573
M3(4)		6,733		7,255		7,928		8,742		10,292		10,973

Credit aggregates (at period end):
Private sector credit		4,415		4,218		4,408		4,847		6,177		6,462
Public sector credit		361		632		303		347		72		(64)

Total domestic credit	US$	4,775	US$	4,850	US$	4,711	US$	5,195	US$	6,249	US$	6,398

Deposits:
Uruguayan Peso deposits		721		907		1,279		1,547		2,404		2,746
Foreign currency deposits		7,914		8,428		8,393		8,851		9,648		10,251

Total deposits	US$	8,635	US$	9,335	US$	9,672	US$	10,497	US$	12,052	US$	12,997

Deposits of non-residents	US$	2,224	US$	2,490	US$	2,296	US$	2,416	US$	2,638	US$	2,851

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

     Inflation

          The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End

	Consumer Prices	Wholesale Prices

2003	10.2%	20.5%
2004	7.6	5.1
2005	4.9	2.2
2006	6.4	8.2
2007	8.5	16.1
For the 12 months ended May 31, 2008	7.2%	20.6%

Source: National Institute of Statistics.

          The inflation rate decreased significantly in 2001, in part, due to the economic recession that affected Uruguay and the region. Despite the exchange rate adjustments effected by Banco Central on June 19, 2001, domestic inflation for 2001 (3.6%) was at the lower end of the target range of 3.5% to 5.5% agreed with the IMF. As a result of the adjustment in relative prices following the decision to float the peso in June 2002, inflation increased in 2002, finishing the year at 25.9%. In 2003, consumer price inflation declined significantly to 10.2%, largely due to the stabilization of the value of the peso. Inflation declined to 7.6% in 2004, mainly as a result of a more restrictive monetary policy and the appreciation of the peso. In 2005 inflation fell below the 5.0% to 7.0% target range agreed with the IMF reaching 4.9%, primarily as a result of the strong appreciation of the domestic currency against the U.S. dollar. In 2006, the annual rate of inflation increased to 6.4% and in 2007, it peaked at 8.5%. The monetary measures implemented in the fourth quarter of 2007 started to show their effects during the first quarter of 2008. The inflation rate for the 12 months ended May 31, 2008 stood at 7.2%.

          The weighted average interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system increased from 1.3% in December 2004 to 1.6% in December 2005 and to 1.8% in December

          The weighted average interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system increased from 1.3% in December 2004 to 1.6% in December 2005 and to 1.8% in December 2006 and December 2007. The weighted average interest rate for 91 to 180 day term deposits in pesos in the banking system decreased from 7.4% in December 2004 to 2.6% in December 2005 and to 2.3% in December 2006. In December 2007, this rate had increased to 2.9%, mainly as a consequence of the measures to contain monetary growth adopted by of the monetary authority. The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. Nevertheless, local financial institutions have remained cautious in extending new credit. Gross credit extended by banks to the private sector only expanded by US$1,530 million, or 38.9%, between 2003 and 2007, though this process accelerated in 2007. The increase between 2006 and 2007 was 31.1%. For a discussion of Uruguay’s past policies regarding inflation see “The Economy—History and Background,” “—1999-2002: Recession and Crisis in the Banking System” and “—2003-2007: Recovery and Economic Growth,” and for a discussion of Uruguay’s current monetary policy, see “Monetary Policy and Inflation—Monetary Policy.”

          Foreign Exchange

          Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. This exchange rate policy was applied to inflation without inducing sharp changes in relative prices. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0%) and the bounds of the band were adjusted upward by 0.6% each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000. In June 2001, Argentina adopted measures relating to its foreign exchange regime designed to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements and taxing imports. Following the adoption of those measures, Banco Central adjusted the rate of devaluation of the Uruguayan peso relative to the U.S. dollar from 0.6% to 1.2% per month through December 31, 2001 and the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%.

          In response to the new economic environment in the region, in January 2002 Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. Since then, the peso has strengthened versus the U.S. dollar. As of December 31, 2007, the peso traded at Ps.21.50 per US$1.00 and as of April 30, 2008, the peso traded at Ps.19.95 per US$1.00. See “The Economy—2003-2007: Recovery and Economic Growth” and “Monetary Policy and Inflation—Monetary Policy.”

          Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

          The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End

2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
2006	24.400	23.700	24.010	24.400
2007	24.450	21.500	23.416	21.500
For the 12 months ended May 31, 2008	24.050	19.590	22.056	19.750

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

          Prudential regulation, supervision and financial system

          Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as enacted in 1995, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Instituciones de Intermediación Financiera, Superintendency of Financial Institutions or Bank Superintendency. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Bank Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

          The Bank Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:

Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:

Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:

Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 3.0% are required for this category.

Category 2B:

Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 7.0% are required for this category.

Category 3:

Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 20.0% are required for this category.

Category 4:

Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

          Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

          Banco Central substantially adheres to the requirements of the Basle Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit risk requirements and market risk requirements under the Basle I Capital Amendment.

          In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars, – impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates – loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate should be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and in order to classify the foreign currency-denominated loans in accordance with the categories described above).

          Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in Indexed Units, or UIs, of UIs.130 million. The minimum capital required for financial houses, cooperatives with limited licenses and offshore banks is UIs.91 million, UIs.19.5 million and US$4.5 million respectively. At December 31, 2007, one UI was equal to Ps.1.7338.

          As of December 31, 2007, financial institutions had on average a total capital to risk-weighted assets ratio above the 8% required by Banco Central. Private banks and cooperatives averaged a total capital to risk-weighted assets ratio of approximately 14%, while Banco de la República had a ratio of almost 27%. All financial institutions met their capital to risk-weighted asset ratios throughout 2006, except for Banco Hipotecario.

          Since early 2003, Banco Hipotecario has undergone a process intended to restructure its operations and redefine its sources of funding. Banco Hipotecario will refrain from taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. Until the restructuring process is completed, Banco Hipotecario can neither extend new loans, nor take deposits from the general public.

          Due to difficulties in achieving a capital to risk-weighted asset ratio in compliance with the capital adequacy regulations, and as a consequence of a significant run by depositors in January 2006, Banco Central suspended the activities of Uruguay’s largest credit cooperative, focused on retail banking and small businesses, or COFAC, as of February 1, 2006. Depositors were given access to the deposit insurance scheme administered by the Superintendency for the Protection of Bank Savings (SPAB) in March 2006. Banco Bandes Uruguay S.A. a subsidiary of Venezuela’s development bank incorporated as a bank in Uruguay, acquired the assets and remaining deposits of COFAC after its business plan and operations were approved by the Superintendency of Financial Institutions. The plan contemplated a possible need for further capitalization of the new institution, which occurred in January 2007, after the capital adequacy ratio fell below 8.0% in December 2006. As of December 2007, Banco Bandes Uruguay S.A. shows a capital to risk weighted assets ratio of approximately 14%.

          The Uruguayan Banking System

          Commercial banks in Uruguay typically provide full-service banking. Of the 14 private banks operating in Uruguay as of December 31, 2007, nine are Uruguayan corporations (eight of them owned by foreign banks) and five are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of Banco de la República, Banco Hipotecario and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. The operations of Banco Hipotecario are being restructured and consequently the services the bank is authorized to provide in respect of extending credit and taking deposits have been limited.

          Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager.

          Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives – the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. Following the suspension of COFAC’s operations, there are no cooperatives holding broad banking licenses in Uruguay.

          Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2007, Banco de la República held approximately 45% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

          The 2002 Banking Crisis

          Volatility in Argentina at the end of 2001 initially caused an increase in deposits by nonresidents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks, Banco Comercial and BGU, were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from BGU and Banco Comercial.

          As of December 31, 2001, BGU was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. BGU is a subsidiary of Banco de Galicia y Buenos Aires S.A. Its core business consisted of taking deposits from, and making loans to, Argentine persons and companies. The adoption of foreign exchange controls by the Argentine authorities in December 2001 severely limited BGU’s access to liquidity. BGU depleted its liquid assets in January 2002 and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of BGU on February 13, 2002 and instituted a suspension of its operations. In May 2004, Banco Central revoked BGU’s banking license.

          Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations. See The Banking Sector—Banco Comercial Shareholder Dispute.”

          The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.

          Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

          The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

          On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

          On August 4, 2002, Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

          On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which was set up as a private bank, although its capital was initially owned by the government, acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.

          During the 2002 crisis, with the exception of BGU and Banco Comercial, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

          The share of non-performing loans (NPLs) on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding offshore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of non-performing loans also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

          Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

          Uruguay’s Banking System Following the 2002 Crisis

          During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

          On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

          The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 0.7% in December 2007. The guarantee was never executed and it was released in December 2006 as the bank achieved better than expected cash flows from the recoveries.

          At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

          As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

          The weighted average interest rate for term deposits denominated in U.S. dollars has increased in the last two years from about 1.3% in 2005 to 2.5% in 2007. Sight deposits, which accounted on average for 70% of total deposits, paid minimal interest in case of current accounts denominated in U.S. dollars and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.

          Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$15,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$60 million loan, which is expected to be replaced over time by insurance premiums required to be paid by the financial institutions on account of deposits taken.

          In the first quarter of 2005 Banco de la República completed the repayment of time deposits whose maturity was extended in August 2002 as part of the solution of the banking crisis. Since 2004, when Banco de la República commenced the repayment of these deposits, amounts exceeding 90.0% of the deposits repaid have been voluntarily deposited with Banco de la República. During 2005, the financial trust created in 2003 to manage the majority of past due loans of the bank has honored the pre-set payments and the government guarantee did not need to be called upon.

          During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios increased and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9,377 million as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

          In March 2005, the operations of COFAC were suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continued operations. After a US$39 million increase in COFAC’s equity (resulting primarily from the capitalization of certain creditors’ deposits), the rescheduling of a portion of the time deposits held at COFAC, the amendment of their corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations. On February 1, 2006, Banco Central suspended COFAC’S activities for a second time following a run on its deposits that resulted from a loss of confidence of its clients. COFAC also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit when COFAC confronted a liquidity crisis. On March 9, 2006, for the first time since it was established in 2005, the SPAB began honoring insurance claims for deposits made with COFAC covering substantially all eligible deposits within a period of two months for an amount totaling nearly US$50 million. After the analysis of a business plan submitted by the Venezuelan government-owned development bank – BANDES – in connection with an application made for a license to operate as a bank in Uruguay, the authorized new institution, Bandes Uruguay S.A., purchased most of COFAC’s assets and remaining deposits. Bandes Venezuela discharged all amounts COFAC owed the SPAB.

          During 2006, the non-financial private sector deposits with the banking system increased, solvency ratios increased and the share NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$845 million to a total of US$10,222 million as of December 31, 2006. Credit extended to the non-financial sector recovered substantially in 2006, increasing by US$545 million to a total of US$4,606 million. Solvency ratios of the banking system on average remained over the 8% total capital to risk weighted assets ratio and at a level similar to that of December 2005. At December 31, 2006, the regulatory capital of the banking system (excluding Banco Hipotecario) was 2.1 times above the minimum regulatory requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks fluctuated between 3.6% and 4.3% in 2006 and decreased from 8.0% in 2005 to 2.9% in 2006 for Banco de la República.

          In 2007, deposits of the non-financial sector in the financial system grew by US$1,290 million, representing a nearly 13% increase over the previous year, up to US$11,510 million (approximately 79% denominated in U.S. dollars). Regulatory capital as of December 31, 2007, represented 18% of risk-weighted assets (excluding Banco Hipotecario del Uruguay). The share of NPLs on total loans (based on payment delinquencies) of private banks declined from 3.6% as of December 31, 2006, to 1.1%. During 2007, bank credit to enterprises and individuals increased to approximately 26% of Uruguay’s GDP.

          The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

          The following tables set forth classifications of loan assets of the Uruguayan banking system as of December 31, 2007.

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of November 30, 2007 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total

Banco de la República	56,300	9	21,580	3,558	3,172	3,888	1,615	1,299	91,421
Privately owned banks	53,896	176	50,390	9,192	9,403	4,246	4,131	1,445	132,879
Financial houses	1,480	28	1,010	131	293	121	93	6	3,163
Off-shore banks	3,536	399	924	766	0	0	0	1	5,626
Cooperatives	121	0	338	44	48	62	16	56	684

Total	115,333	611	74,243	13,691	12,916	8,317	5,855	2,806	233,772

Percentage	49.3	0.3	31.8	5.9	5.5	3.6	2.5	1.2	100.0

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2006)

Institution Type	Performing Loans	Non Performing Loans

Banco de la República	99.3%	0.7%
Banco Hipotecario del Uruguay	36.9%	63.1%
Private banks	99.6%	0.4%
Cooperatives	95.8%	4.2%
Financial houses	100.0%	0.0%
Off-shore banks	100.0%	0.0%
Total	90.9%	9.1%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System For
Gross Non-Performing Loans(1)
(as of December 31, 2007)

Institution Type	Provisions

Banco de la República	1,094%
Banco Hipotecario del Uruguay	49%
Private banks	350%
Cooperatives	141%
Financial Houses	1,678%
Total	103%

(1)	Total provisions as a percentage of gross non-performing loans to financial and non-financial sector.

Source: Banco Central.

          In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

          The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System
(as of December 31)

	2002	2003	2004	2005	2006	2007

	(Number)	(Number)	(Number)	(Number)	(Number)	(Number)	(Loans)(3)	(Deposits)(4)
Financial Institutions:
State-owned(1)	2	3	3	3	2	2	43.6%	42.4%
Privately-owned(2)	31	26	24	24	25	25	56.1%	57.5%
Cooperatives(5)	5	4	4	3	2	2	0.3%	0.1%

Total	38	33	31	30	29	29	100.0%	100.0%

Data as of December 31, unless otherwise indicated.

(1)	Banco de la República, Banco Hipotecario and Nuevo Banco Comercial until 2005.
(2)	At December 31, 2007, includes 14 banks, 6 financial houses and 5 offshore agencies (IFEs).
(3)	Loans to non-financial sector, net of provisions.
(4)	Non-financial private sector deposits.
(5)	COFAC represented more than 90% of credits and deposits of this category.

Source: Banco Central.

          The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

	Banco Central		Private Commercial Banks(1)		Banco de la República

	Pesos	Foreign Currency	Pesos	Foreign Currency	Pesos	Foreign Currency

2003	1.2	0.3	4.2	51.7	4.1	38.6
2004	1.3	0.3	6.0	44.8	7.2	40.4
2005	1.4	0.3	7.0	44.5	9.0	36.4
2006	1.4	0.2	10.2	54.0	13.9	20.3
2007	1.3	1.1	12.3	54.5	14.7	16.1

Data as of December 31, 2007 unless otherwise indicated.

(1)	Includes private banks, financial houses and cooperatives of financial intermediation.

Source: Banco Central.

          Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2007, the amount of credit denominated in foreign currencies represented 72% of total credit to the non-financial private sector.

          The Uruguayan financial sector also includes five domestic and 11 foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Seguros y Reaseguros of the Banco Central.

          Banco Comercial Shareholder Dispute

          JP Morgan Chase (through a subsidiary), Credit Suisse First Boston and Dresdner Bank (through a subsidiary), the three former shareholders of Banco Comercial, brought a suit before an arbitration panel alleging that Uruguay failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial and claimed US$100 million plus certain ancillary expenses. In December 2004, the arbitration panel ruled in favor of the former shareholders and, in January 2005, the former shareholders petitioned the United States Court for the Southern District of New York to confirm the arbitration award. On March 25, 2005, the District Court confirmed the arbitral award for U.S.$100 million, as well as interest and litigation expenses. Uruguay’s subsequent request to stay the court’s decision was denied. In April 2005, Uruguay filed an appeal with the United States Court of Appeals for the Second Circuit seeking reversal of the judgment confirming the arbitration award. The Court of Appeals rejected Uruguay’s appeal. It noted, however, that since the judgment issued by the District Court did not direct present payment, the conflict claimed by Uruguay with an attachment order issued against the former shareholders by an Uruguayan court did not exist at that time. Concurrently, litigation is pending in a Uruguayan court against the recipients of the arbitral award and, in connection with that action, the proceeds of any payment by Uruguay of the arbitral award have been attached by the parties bringing that Uruguayan legal action. The former shareholders of Banco Comercial may seek to enforce the award.

          In addition, in 2005, Uruguay filed a summons with notice in the United States against the three former shareholders and three former directors of Banco Comercial alleging intentional misconduct in the administration of Banco Comercial. In response, the defendants initiated arbitration before the ICC, based on the terms of a February 2002 agreement and asserting that Uruguay had violated the terms of such agreement in several respects. In addition, the banks and former directors successfully moved to have the proceeding in the United States stayed in favor of resolving all claims in arbitration. As a result, Uruguay’s claim for intentional misconduct was introduced as a counter claim in the arbitration in 2006. On May 7, 2008, the arbitral tribunal issued its award rejecting the claims of both parties practically in all respects, and considering that the Republic’s defense and counterclaim were not frivolous and that there were reasonable grounds to have introduced the counterclaim, only imposing on Uruguay the obligation to pay two-thirds of the expenses incurred by the banks and former directors.

         Except for the matters described above, there is no on-going dispute between Uruguay and the former shareholders of Banco Comercial.

SECURITIES MARKETS

          Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. The share of total trading volume in the Montevideo Stock Exchange represented by non-governmental securities has been stable during the last few years.

          In September 1994, an Electronic Stock Exchange was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for substantially all of the total amount traded in the Electronic Stock Exchange. The aggregate securities trading volume on both exchanges reached US$2,537 million in 1998, representing approximately 12.0% of GDP. The aggregate securities trading volume on both exchanges decreased from US$2,771 million as of December 31, 2002 to US$1,348 million as of December 31, 2003. In 2004 and 2005, this trend was reversed and, as of December 31, 2004 and 2005, the aggregate securities trading volume on both exchanges increased to US$2,106 million and US$2,481 million, respectively. In 2006 and 2007, the volume of securities traded continued to rise, reaching US$7,597 million and US$9,979 million, respectively, but continues to be largely concentrated in debt securities, especially certificates of deposit.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2002		2003		2004		2005		2006		2007(1)

Private sector securities:
Equities	US$	0	US$	1	US$	1	US$	1	US$	2	US$	2
Bonds		71		11		23		17		23		143
Certificates of deposit and other		1,640		414		792		1,150		6,555		8,693

Total private sector securities(1)		1,711		426		816		1,168		6,580		8,837

Public sector securities:
Central Government		1,052		911		1,254		1,303		1,014		1,138
Public enterprises		7		11		36		10		4		4

Total public sector securities(2)		1,059		922		1,290		1,313		1,018		1,142

Total	US$	2,771	US$	1,348	US$	2,106	US$	2,481	US$	7,597	US$	9,979

Number of listed companies:
Equities		17		16		15		12		13		12
Bonds and other debt issuers		51		45		42		40		40		43

Total		68		61		57		52		53		55

(1)	The increased trading volume of private sector securities is attributable to a requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.
(2)

The increased trading volume of public sector securities through 2005 is attributable to increased trading in the secondary market and to a practice followed by pension fund administrators involving fixed rate instruments in order to record capital gains due to rising prices. This practice reflected the absence of a mark-to-market rule, which only became effective in 1999.

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

          The Uruguayan securities market has been undergoing institutional, legal and operational changes in order to attain greater levels of activity. Banco Central has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as annual reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 16,749 governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

          The Uruguayan capital market, in particular local investment funds, affected in recent years by the international developments leading to a reduction in capital flows to emerging markets and Uruguay’s banking and economic crisis that took place during 2002 and 2003. As of December 31, 2001, total assets under management of mutual funds stood at US$235 million. As of December 31, 2002, as a result of the financial crisis, those assets plummeted to US$8 million, and have only recently begun to increase, with assets under management at the sole mutual fund administrator in Uruguay reaching US$7 million at December 31, 2007.

PUBLIC SECTOR FINANCES

          The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies) and financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for local governments, non-financial public sector institutions and financial public sector institutions and Banco de Seguros del Estado. Banco Central runs deficits principally due to interest payments on remunerated deposits of the financial sector and its own operational costs. Central government expenditures are financed chiefly through the collection of value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes, as well as through domestic and external borrowings, which was constrained in 2002 and the early months of 2003 until the debt reprofiling was completed, and transfers from state-owned companies. In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance.

          The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	2003			2004			2005			2006(1)			2007(1)

Revenues:
Value added taxes	US$	952	8.5%	US$	1,202	9.1%	US$	1,617	9.6%	US$	1,938	10.0%	US$	2,421	10.5%
Other taxes on goods and services		354	3.2		425	3.2		589	3.5		661	3.4		694	3.0
Income taxes		179	1.6		321	2.4		456	2.7		558	2.9		539	2.3
Taxes on capital		188	1.7		186	1.4		240	1.4		244	1.3		248	1.1
Foreign trade taxes		134	1.2		173	1.3		212	1.3		249	1.3		302	1.3
Other		480	4.3		360	2.7		250	1.5		339	1.6		385	1.7

Total		2,286	20.5		2,666	20.2		3,365	20.2		3,959	20.5		4,588	20.0

Expenditures:
Wages and salaries(2)		600	5.4		641	4.8		831	5.0		966	5.0		1,165	5.1
Transfers to social security(3)		985	8.8		1,044	7.9		1,237	7.4		1,351	7.0		1,569	6.8
Transfer payments		96	0.9		102	0.8		133	0.8		148	0.8		312	1.4
Interest on public debt		631	5.6		650	4.9		733	4.4		826	4.3		884	3.8
Goods and services		326	2.9		380	2.9		505	3.0		631	3.3		763	3.3
Capital expenditures		15	0.1		18	0.1		25	0.2		12	0.1		0	0.0
Other		128	1.1		183	1.4		210	1.3		252	1.3		338	1.5

Total		2,781	24.9		3,018	22.8		3,675	22.1		4,186	21.7		5,031	21.9

Central Government extra budgetary operations		(19)	(0.2)		26	0.2		38	0.2		35	0.2		60	0.3
Central Government balance		(495)	(4.4)		(351)	(2.7)		(311)	(1.9)		(227)	(1.2)		(443)	(1.9)
Non-financial public institutions		195	1.7		198	1.5		157	0.9		9	0.0		220	1.0
Banco Central		(40)	(0.4)		(127)	(1.0)		(26)	(0.2)		(11)	(0.1)		30	0.1

Overall surplus (deficit)(4)	US$	(359)	(3.2)%	US$	(254)	(1.9)%	US$	(142)	(0.9)%	US$	(194)	(1.0)%	US$	(134)	(0.6)%

Overall interest payments(5)	US$	682	6.1%	US$	779	5.9%	US$	759	4.6%	US$	839	4.3%	US$	855	3.7%

Overall primary balance(6)	US$	323	2.9%	US$	525	4.0%	US$	616	3.7%	US$	645	3.3%	US$	721	3.1%

(1)	Preliminary figures.
(2)	Includes employer contributions made to social security system for employees of central government.
(3)	Net of social security revenues received.
(4)	Local governments not included.
(5)	Includes central government, public enterprises and Banco Central.
(6)	Overall balance less interest payments.

Source: Banco Central.

          In the late 1980’s, the government had large public sector deficits, and by 1989, public sector finances had deteriorated considerably, with the public sector deficit increasing to 7.0% of GDP from 4.8% in the previous year. Beginning in 1990, the government tightened fiscal policies and improved its financial condition. Several factors contributed to overall deficit reductions in 1990, 1991 and 1992, including lower interest rates and a reduction in external debt brought about by the Brady refinancing effected by the government in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

          In 1993, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. In 1994, the consolidated public sector deficit grew again due primarily to increased transfers to social security and increased capital expenditures of the central government and of public sector entities (which are included in the line item “Non-financial public institutions”). The consolidated public sector deficit was reduced in 1995, 1996 and 1997 to 1993 levels, but transfers to the social security system (including transfers to private pension fund administrators since June 1996) continued to increase as a percentage of GDP. In 1998, the consolidated public sector deficit was further reduced to 0.9% of GDP. The recession that affected the Uruguayan economy in 1999 also had an adverse impact on public sector accounts. Decreasing revenues and an increase in expenditures resulted in a consolidated public sector deficit, measured by funding sources, of 3.6% of GDP. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased due to the operation of automatic stabilizers, the financing of the election processes over the year, expenditures resulting from external and domestic shocks and an expansive investment policy. The rise in oil prices and in international interest rates and the drought that affected Uruguay in the second half of 1999 further increased public sector spending and reduced revenues.

          During 2003, in the aftermath of the economic and financial crisis of 2002, the government adopted measures intended to generate sustainable primary surpluses. Public expenditure increases were contained, primarily by limiting increases in wages and pensions. In 2003, public sector revenues decreased by 7.9%, while public sector expenditures decreased by 9.1% in dollar terms, each compared to 2002. The 2003 consolidated public sector deficit totaled US$359 million (3.2% of GDP).

          In 2004, public sector expenditures, expressed in U.S. dollars, increased by 8.5%, but declined as a percentage of GDP from 24.9% in 2003 to 22.8% in 2004, mainly as a result of increased GDP growth. Expenditures grew due to an increase in real terms in government consumption and public gross fixed investment in each case reflecting a partial recovery from the prior year’s post-crisis levels. Revenues, expressed in U.S. dollars, increased by 16.6%, but as a percentage of GDP declined slightly in 2004 in comparison to 2003. The consolidated public sector deficit totaled US$254 (1.9% of GDP) in 2004.

          In 2005, the consolidated public sector expenditures totaled US$3.7 billion, an increase of 21.8% compared to 2004. Due to the recovery in economic activity, consolidated public sector revenues totaled US$3.4 billion in 2005, an increase of 26.2% compared to 2004. In 2005, the consolidated public sector recorded a deficit of US$142 million, which represented 0.9% of GDP. The overall primary balance during this period showed a surplus of 3.7% of GDP. The continued effect of high oil prices on the results of ANCAP (the state-owned oil refining company) was reflected in a decrease in the non-financial public sector enterprises’ operational surplus and contribution to the overall public sector surplus by approximately 0.6% of GDP for 2005 compared to 2004. This performance was partially offset by the reduction in the government’s transfers to cover the social security deficit by an amount equal to approximately 0.5% of GDP, due to increased economic activity and an improvement in collections.

          In 2006, central government expenditures totaled US$4.2 billion, an increase of 13.9% compared to 2005. Central government revenues in 2006 totaled US$3.9 billion, an increase of 17.4% compared to 2005. In 2006, the consolidated public sector recorded a deficit of US$194 million, representing 1% of GDP. The overall primary balance was equivalent in 3.3% of GDP. In August and November 2006, the government prepaid SDR 620 million (approximately US$916 million) and SDR 727 million (approximately US$1.1 billion), respectively, advanced by the IMF under the 2005 Stand-By Facility as part of its overall debt strategy.

          In 2007, central government expenditures totaled US$5.0 billion, an increase of 21.9% compared to 2006. Central government revenues in 2007 totaled US$4.6 billion, an increase of 20.0%, compared to 2006. In 2007, the consolidated public sector recorded a deficit of US$134 million, representing 0.6% of GDP.

          The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2003	2004	2005	2006(1)	2007(1)

Value-added taxes (VAT)	51.8%	52.9%	54.4%	54.7%	57.8%
Other taxes on goods and services	20.6	19.7	19.8	18.6	16.6
Income taxes	9.7	14.1	15.3	15.7	12.9
Taxes on capital	10.2	8.2	8.1	6.9	5.9
Foreign trade taxes	7.3	7.6	7.1	7.0	7.2
Other taxes	7.6	6.9	6.1	5.8	8.5
Tax refunds	(7.8)	(9.5)	(10.8)	(8.8)	(8.9)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Banco Central.

          In 2003, central government revenues increased by 2.2% due primarily to the economic recovery as reflected by the 2.5% increase in GDP. Continued economic recovery in 2004 supported a 14.4% increase in tax collections and a 29.1% increase in foreign trade taxes, and resulted in a real increase of 10.9% in central government revenues. In 2005, central government revenues increased by 3.3%, with such growth driven primarily by a 7.2% increase in tax collections. In 2006, central government revenues, primarily driven by value-added tax collections, increased by US$594 million, representing 20.5% of GDP. This trend continued during 2007 with an increase in central government revenues by 20.0% driven basically by a 10.5% growth in value-added tax collections.

          Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are currently taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is levied at a flat rate of 25%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. A personal income tax was introduced in Uruguay in July 2007, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. As initially adopted, the personal income tax introduced in July 2007 applied to all taxpayers, including retirees. Numerous claims challenging the constitutionality of the measure were brought and, initially, the Uruguayan Supreme Court ruled in favor of the plaintiffs. In more recent decisions, however, the Supreme Court reversed its rulings and upheld the tax reform. The government has withdrawn the initial regulation and has submitted a bill contemplating a new regime for retirees, which reduces the impact of personal income tax on retirees, and would apply to a more limited number of retirees.

          The government has financed its deficits through offerings of debt securities in the domestic and international markets. The government has accessed both markets repeatedly, diversifying the external sources of funding.

          The following table sets forth public sector borrowings and repayments for the periods indicated:

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	2003			2004			2005			2006			2007

Monetary liabilities(2)	US$	81	0.7%	US$	61	0.4%	US$	224	1.2%	US$	49	0.3%	US$	86	0.3%
Treasury securities		1,188	10.5		(469)	(3.4)		961	5.7		2,484	12.8		1,467	6.6
of which Brady Bonds:		(262)	(2.4)		(13)	(0.1)		(117)	(0.7)		(24)	(0.1)		(3)	0.0
Loans(3)		304	2.8		(158)	(1.2)		(116)	(0.7)		(2,080)	(10.8)		346	1.5
Net deposits(4)		19	0.3		765	5.8		(115)	(0.7)		(112)	(0.6)		175	0.6
Net international reserves		(890)	(8.0)		(129)	(1.0)		(567)	(3.2)		(702)	(3.6)		(1,779)	(7.9)
Others(5)		(88)	(0.7)		177	1.2		(204)	(1.2)		481	2.5		(284)	(1.2)

Net borrowing requirements	US$	353	3.2%	US$	233	1.8%	US$	67	0.4%	US$	96	0.5%	US$	8	(0.1%)

(1)

Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net borrowings by the Public Sector; positive numbers represent net repayments by the Public Sector. The overall balance is equivalent to the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, call and reserve deposits in pesos and Treasury bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.
(4)	“Net deposits” means deposit net of credits.
(5)	“Others” in 2002 includes financial assistance to the banking system as well as net assets related to the FESB.

Source: Banco Central.

FISCAL POLICY

2005-2009 Budget

          The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval.

          The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

          On December 19, 2005, the President signed into law the five-year budget for the period 2005-2009. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with an increase in infrastructure and social spending. The 2005-2009 budget is based on a medium-term macroeconomic framework and contains revenue projections and expenditure ceilings, which are consistent with the economic program Uruguay, agreed to with the IMF in June 2005. See “Public Sector Debt — External Debt.”

          The budget establishes a plan for decreasing the consolidated public sector deficit from 1.9% of GDP in 2004 to 0.4% in 2009. The budget contemplates a decline in interest payments as a percentage of GDP, stipulates semi-annual revenue performance assessments and authorizes the government to lower spending should revenues be less than budgeted for any given period. The budget also contemplates a primary surplus as a percentage of GDP to 3.0% of GDP by 2008 and 2009. The government intends to earmark increased revenues for expanded infrastructure investments and social expenditures.

          The government’s medium-term strategy, as outlined in the 2005-2009 budget, entails:

•	increasing public sector revenues through improved tax administration, tax reform, and enhanced administration of public enterprises;

•	maintaining non-interest current spending as a percentage of GDP slightly above the 2005 level;

•	completing all expenditures under the Plan de Emergencia (Emergency Plan) in 2007;

•	increasing investment to improve infrastructure, especially in the transportation and energy sectors;

•	gradually improving public sector real wages without allowing the overall cost of wages to increase as a percentage of GDP with respect to 2004 levels; and

•	allocating additional government funding to priority sectors, including health and education, as defined in the Plan de Equidad (Fairness Plan).

          We can give no assurance that the assumptions on which the 2005-2009 budget is based, which in large part are outside of the government’s control, will materialize or that the government’s medium-term goals will be achieved.

          The following table shows the government’s main macroeconomic assumptions and policy targets for 2008.

Main Macroeconomic Assumptions and Policy Target for 2008

Real GDP growth	5.25%
Domestic Inflation (CPI)	3.0-7.0%
Overall Public Sector Primary Surplus	3% of GDP
Overall Public Sector Balance	(0.4)% of GDP
Real Wage Growth	5.7%
Current Account Deficit	1.0% of GDP
Increase in Banco Central International Reserve Assets	US$200 million

Source: Ministry of Finance.

          The government targets a primary consolidated public sector surplus of 3% of GDP for 2008, compared to 3.4% of GDP in 2007, and a consolidated public sector deficit of approximately 0.4% of GDP for 2008, compared to 0.6% of GDP in 2007. Interest payments on public debt are expected to represent 3.4% of GDP in 2008. Central government expenditures are expected to increase by 0.9% of GDP in connection with the implementation of the Fairness Plan, the reform of public education, improving the efficiency of the public sector and the reform of health system.

          The government submitted its annual report on the execution of the Budget 2005-2009 (“Rendición de Cuentas”) for fiscal year 2008 to the Congress. This report, currently under consideration by the Congress, contains certain amendments to the original budget, earmarking additional resources of up to US$319 million for social programs, the financing of public education, the reform of the public sector and security. The original budget contemplated an increase of US$100 million for social programs in 2008, while the government projects increasing expenditures for social programs in 2009 by US$285 million.

          These additional resources will be funded by (i) additional fiscal revenues, as a result of a higher expected rate of economic growth (US$104 million), (ii) an increase in efficiency of tax, custom duties and social security contributions collection (US$65 million), (iii) a reduction in the primary fiscal surplus target from the original 4.0% to 3.0% (US$150 million), given lower projections for interest payments on public debt. The overall fiscal deficit for the consolidated public sector in 2008 has been projected at 0.4% of GDP.

          The figures set forth above represent Uruguay’s forecast with respect to the Uruguayan economy for 2008. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2008 will not differ materially from the figures set forth above.

Social Security

          Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

          In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

          Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a lower limit of 30%. Currently, pension fund administrators may not invest more than 40% of their holding in Uruguayan government bonds.

          A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

          The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

Uruguayans Above Retirement Age

	1975	1985	2000	2010	2025

65-79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281
Total	272,816	328,890	429,170	456,504	550,976

Source: National Statistics Institute.

          The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010–2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

PUBLIC SECTOR DEBT

Domestic Debt

          Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.

          In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to the unfavorable conditions of the market. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1½-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. In 2006 and 2007, Banco Central continued to issue UI and peso-denominated bills, individually and on behalf of the government. UI denominated securities were issued as instruments of monetary policy as well as a means of raising revenues for the government.

          The following table sets forth information regarding gross public domestic debt incurred by the government in the periods indicated.

Gross Public Domestic Debt
(in millions of US$)

	2003		2004		2005		2006(1)		2007(1)

Treasury bills(2)	US$	691	US$	513	US$	399	US$	334	US$	70
Treasury bonds(3)		1,737		1,890		2,596		2,896		3,370
Other liabilities(4)		178		713		778		1,175		1,888

Total	US$	2,606	US$	3,116	US$	3,773	US$	4,405	US$	5,328

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes Brady bonds.

Source: Banco Central.

          The following table sets forth information regarding amortization of Uruguay’s gross public domestic debt.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Outstanding as of December 31, 2007(1)		2008		2009		2010		2011		2012		2013		2014		2015 to Final Maturity

Treasury bills(2)	US$	70	US$	70	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		3,370		90		143		378		494		371		171		105		1,619
Other liabilities(4)		1,888		377		694		180		56		30		0		0		551

Total	US$	5,328	US$	537	US$	837	US$	558	US$	550	US$	401	US$	171	US$	105	US$	2,171

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes Brady bonds.

Source: Banco Central.

          The following table sets forth the Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

		Foreign Currency		Pesos

December 31,	Total	Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)

2002	5,680	5,101	287	178	113
2003	6,485	5,191	488	486	321
2004	6,689	4,988	570	1,054	76
2005	7,727	5,848	465	1,366	48
2006	9,902	7,609	430	1,862	0
2007	11,475	7,722	87	3,666	0

(1)	Nominal value.

Source: Banco Central.

External Debt

          Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$10.2 billion (or 77.2% of GDP) as of December 2004, US$10.2 billion (or 61.2% of GDP) as of December 2005, US$9.3 billion (or 48.2% of GDP) as of December 2006 and US$10.9 billion as of December 2007 (47.8% of GDP). The interest expense on Uruguay’s external debt in 2007 represented 2.9% of GDP.

          As of December 31, 2007, Uruguay’s external debt was composed of direct loans in the amount of approximately US$2.5 billion, Treasury bonds (including Eurobonds and U.S. SEC-registered (Yankee) bonds) in an outstanding aggregate amount of approximately US$7.6 billion, and Treasury bills in an outstanding aggregate amount of approximately US$3 million.

Total Gross Public External Debt
(in millions of US$, except percentages)

	2003		2004		2005		2006(1)		2007(1)

Public sector:
Financial public sector (BCU)	US$	770	US$	1,035	US$	842	US$	50	US$	40
Non-financial public sector		8,787		9,172		9,335		9,262		10,952
Of which:
Treasury notes and bonds		3,541		3,975		4,384		6,306		7,628
Total	US$	9,558	US$	10,206	US$	10,177	US$	9,311	US$	10,992

Total gross public external debt/GDP		85.4%		77.2%		61.2%		48.2%		47.8%
Total public external debt/exports		313.1%		239.8%		200.1%		160.6%		161.1%

Data as of December 31, except as otherwise indicated.

(1)	Preliminary data

Source: Banco Central.

          The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	December 31,

	2003			2004		2005		2006(1)		2007(1)

Total gross public external debt	US$	9,558		US$	10,206	US$	10,177	US$	9,311	US$	10,992
Less external assets:
Non-financial public sector		413			123		200		218		482
Banco Central		2,344			2,845		3,687		3,382		5,288
Of which:
Banco Central international reserve assets(2)		2,087	(3)		2,514		3,071		3,091		4,121
Other assets		256			332		615		291		1,167

Total public external debt, net of assets	US$	6,800		US$	7,237	US$	6,290	US$	5,711	US$	5,222

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.
(3)	Data for 2003 does not include US$224 million held in the FESB as of December 31.

Source: Banco Central.

          Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors and multilateral organizations accounted for 58.9% of Uruguay’s public external debt at December 31, 2003, 57.9% at December 31, 2004, 53.5% at December 31, 2005, 27.3% at December 31, 2006 and 23.2% at December 31, 2007.

          On March 25, 2002, Uruguay and the IMF entered into a stand-by facility for an amount of up to SDR594 million (approximately US$743 million) for a 24-month period. The facility was augmented by SDR1,158 million (approximately US$1.5 billion) on June 25, 2002, and by SDR376 million (approximately US$521 million) on August 8, 2002. On March 17, 2003 the IMF approved an extension of the facility for an additional one-year period, through March 2005 and, in August 2004, upon the request of Uruguay and in light of the improvement in its economic outlook the remaining access under the stand-by facility was reduced by SDR140 million (approximately US$204 million). In connection with these extensions of credit, the IMF waived non-observance and applicability of certain performance criteria set forth in the stand-by facility. The final disbursement under the stand-by facility was made available to Uruguay on February 23, 2005. Between December 2002 and December 2006, Uruguay reduced its exposure to these multilateral institutions by approximately US$2.0 billion, of which US$1.8 billion was to the IMF.

          On June 8, 2005, the Executive Board of the IMF approved the 2005 Stand-By Facility for Uruguay. The agreement was due to run for 36 months beginning in June 2005, provided for disbursements of up to SDR766 million (US$1.1 billion) and contemplated repayments of at least US$1.9 billion during the whole period. As part of its debt management strategy, in August and November 2006 Uruguay made two prepayments to the IMF of SDR620 million (approximately US$916 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the 2005 Stand-By Facility was terminated. As part of reforms taken under the facility, Uruguay implemented a comprehensive tax reform, improved its budgetary framework and abided by firm spending controls, adjusting public tariffs on a timely basis, and reforming the specialized pension funds. Uruguay expects to continue to seek the advice and support of the World Bank and the Inter-American Development Bank from time to time through lending programs to be available for the implementation of certain structural reforms.

          Uruguay is pursuing reforms to its financial system, building on the crisis resolution efforts of recent years, with a view to creating the necessary infrastructure of financial intermediation to support sustained private-sector-led growth. Priorities include the continued reform of public banks (Banco de la República and Banco Hipotecario del Uruguay), further improving the supervisory framework, and overhauling the bank resolution framework to ensure rapid and efficient resolution of banking problems should they occur.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	2003		2004		2005		2006(1)		2007(1)

Multilateral organizations:
IBRD (World Bank)	US$	738	US$	803	US$	832	US$	667	US$	681
IADB		2,221		2,171		2,201		1,807		1,797
IMF		2,407		2,675		2,304		0		0
Other		52		65		60		45		54

Total multilateral organizations		5,419		5,715		5,396		2,519		2,532

Bilateral creditors		204		162		127		163		157
Commercial banks		214		192		45		18		16
Other non-resident institutions		3,567		3,976		4,383		6,306		7,628
Of which holdings of:
Treasury bills		37		39		14		8		3
Treasury bonds		3,504		3,936		4,370		6,298		7,625
Suppliers		153		162		224		304		659

Total	US$	9,558	US$	10,206	US$	10,177	US$	9,311	US$	10,992

(1)	Preliminary data.

Source: Banco Central.

          The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31, 2007%

Uruguayan pesos	US$	1,690	15.4%
U.S. dollars		8,163	74.3
Euros		625	5.7
Japanese yen		472	4.3
SDRs		8	0.1
Other		35	0.3

Total	US$	10,992	100.0%

Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding as of Dec. 31, 2007(1)	2008	2009	2010	2011	2012	2013	2014	2015 to Final Maturity

Central Government
Multilateral organizations	2,335	196	207	206	222	208	188	177	932
Bilateral creditors	79	7	7	7	7	7	4	4	35
Commercial banks	8	0	1	1	1	1	1	1	4
Treasury bills	3	3	0	0	0	0	0	0	0
Treasury bonds	7,625	37	43	93	297	54	48	29	7,024
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	7	1	1	1	1	1	1	1	1
Total	10,056	243	258	308	527	270	241	212	7,997

Banco Central
Multilateral organizations	40	18	9	2	2	2	2	2	2
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	0	0	0	0	0	0	0	0	0
Banco Central bills	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	40	18	9	2	2	2	2	2	2

Non-Financial
Public Enterprises
Multilateral organizations	156	22	22	22	15	15	15	15	29
Bilateral creditors	78	11	11	11	11	9	9	9	7
Commercial banks	9	1	1	1	1	1	1	1	5
Suppliers	653	304	20	28	28	23	22	22	205

Total	896	337	53	61	54	49	48	48	247

Total	10,992	598	321	371	583	321	291	261	8,246

(1)	Preliminary data.

Source: Banco Central.

Total Public Debt

          The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2007.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of Final Maturity	Amount raised (millions of US$)

Treasury Bonds - Serie 48	Libor + 1.0% US$	May 2009	50
Treasury Bonds - Serie 49	Libor + 1.0% US$	June 2012	60
Treasury Bonds - Serie 50	Libor + 1.0% US$	August 2012	40
Treasury Bonds - Serie 51	Libor + 1.0% US$	September 2012	50
Treasury Bonds - Serie 52	Libor + 1.0% US$	February 2010	90
Treasury Bonds - Serie 53	Libor + 1.75% US$	March 2011	11
Treasury Bonds - Serie 54	Libor + 2% US$	May 2013	105

Treasury Bonds - Serie 30 TF	7.5% US$	March 2011	299
Treasury Bonds - Serie 31 TF	9.75% US$	February 2012	40

Previsional Bond 2010	8% US$	February 2010	50

Previsional Bond 2008	2.625% UR	June 2008	9
UI Bond	7% UI	June 2012	1,652
Zero-coupon bond	8.25% US$	Various 2014 - 2020	2

Bonds due 2010 Fixed Rate	7.50%	December 2010	25
Bonds due 2012 Fixed Rate	7.63%	March 2012	98
Bonds due 2018 Fixed Rate	8.00%	February 2018	41
Bonds due 2019 Fixed Rate	7.50%	March 2019	325
Bonds due 2020 Fixed Rate	9.75%	February 2020	22
Bonds due 2011 Fixed Rate	4.00%	November 2011	21
Bonds due 2008 Floating Rate	Libor + 1.75	December 2008	41
Bonds due 2009 Floating Rate	Libor + 1.5	November 2009	20
Bonds due 2010 Floating Rate	Libor + 1.5	September 2010	33
Bonds due 2011 Floating Rate	Libor + 1.5	August 2011	25
Bonds due 2017 Floating Rate	Libor + 1	June 2017	14
Bonds due 2018 Floating Rate	Libor + 2	March 2018	3
Bonds due 2010 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	June 2010	185
Bonds due 2013 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	May 2013	325
Bonds due 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	April 2018	322

Source: Banco Central.

Public External Bonds Issued Outside Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount raised (millions of US$)

Global Bond 2008	7.000% US$	April 2008	250
Global Bond 2009	7.25% US$	May 2009	250
Global Bond 2010	8.75 % US$	June 2010	300
Global Bond 2027	7.875% US$	July 2027	510
Global Bond 2012	7.625% US$	January 2012	410
Global Bond 2009	7.875% US$	March 2009	250

Eurobonds - Euros 2001 1a	7 % EUROS	June 2011	294

Bono vto. 2017 9,25%	9.250%	May 2017	500
Mat.Ext.Bonds. 7 7/8% 18/11/08	7.875%	November 2008	84
Mat.Ext. Bonds 7% 01/04/2013	7.00%	April 2013	64
Mat Ext Bono 7.875% 25/03/2014	7.88%	March 2014	20
Mat Ext Bono 7.25% 4/05//2014	7.25%	May 2014	31
Mat Ext Bono 8.75 22.06.2015	8.75%	June 2015	51
Mat Ext Bono 7.625%20.01.2017	7.63%	January 2017	41
Mat ext Bono 8.375 26/09/2011	8.38%	September 2011	61
	Max 7.875%; initially 3.875%
Benchmark Bond 7.875% PIK	increasing1% p.a. until 2007	January 2033	1,128
Benchmark Bond 7.5%	7.50%	March 2015	1,059
Benchmark Bond 7.25%	7.25%	February 2011	500
FRN due 2010	Libor + 0.875%	January 2010	5
FRN due 2009	Libor + 1%	July 2009	1
Sec USD 200:0 UBS Global 2022 (1)	8.00%	November 2022	1,805
Bono Global 2036	7.63%	March 2036	1,286

Yen Bond due 2011	2.50%	March 2011	205
Yen Bond due 2017	2.23%	March 2017	266

7% Bond due 2012	7.00%	September 2012	138
7% Bond due 2019	7.00%	June 2019	173
Deutsche - UBS euros 300:	6.88%	January 2016	441

6.375% UF Bond due 2016	6.38%	March 2016	3

Global Indexed Peso Bonds 2nd series	5.00%	September 2018	847
Global Indexed Peso Bonds 3rd series	4.25%	April 2027	595
Global Indexed Peso Bonds 4th series	3.70%	June 2037	570

Source: Banco Central.

          The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2003		2004		2005		2006(1)(2)		2007(2)

Interest payments	US$	435	US$	491	US$	584	US$	655	US$	670
Amortization		956		821		1,114		4,211		354

Total	US$	1,391	US$	1,312	US$	1,698	US$	4,866	US$	1,024

Total debt service/exports of goods and services		45.6%		30.5%		33.4%		83.9%		15.0%

(1)	Excludes interest on non-resident banking deposits.

(2)	Preliminary data. During 2006 the Republic applied US$2,970 million to prepay loans to the IMF, the World Bank and the IADB.

Source: Banco Central.

          The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)

	2003		2004		2005		2006(1)		2007(1)

Gross public external debt	US$	9,558	US$	10,206	US$	10,177	US$	9,311	US$	10,992
Gross public domestic debt(2)		2,606		3,116		3,773		4,405		5,328
Banco Central		576		931		1,229		1,726		2,665
Non-financial public sector		2,029		2,185		2,544		2,679		2,663

Total gross public debt	US$	12,163	US$	13,322	US$	13,949	US$	13,717	US$	16,321

Data as of December 31, except as otherwise indicated.

(1)	Preliminary data.
(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.

          The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as of December 31, 2007(1)		2008		2009		2010		2011		2012		2013		2014		2014 to Final Maturity

Gross public external debt	US$	10,992	US$	598	US$	321	US$	371	US$	583	US$	321	US$	291	US$	261	US$	8,246
Gross public domestic debt		5,328		537		837		558		550		401		171		105		2,171

Total	US$	16,321	US$	1,135	US$	1,157	US$	929	US$	1,133	US$	722	US$	462	US$	366	US$	10,416

(1)	Preliminary data.

Source: Banco Central.

Debt Service and Debt Restructuring

          Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

          In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

          A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

          In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

          Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

          Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89 million. The Bonds due 2006 had a seven-year grace period as to the amortization of principal and accrued interest at six-month LIBOR plus 1.0%.

          After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85,000,000 of its 30-year collateralized par Bonds due 2021 for US$85,000,000 of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of the Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

          On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable.

          Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of the new series of debt securities detailed below:

Amounts of New Bonds Issued Pursuant to the April 2003 Offers
as of June 30, 2003

New Bonds Issued	ISIN	Aggregate Principal Amount Issued

Benchmark Bonds
7.25% Bonds due 2011 (USD)	US917288AY81	US$	500,000,000	*
7.50% Bonds due 2015 (USD)	US917288AZ56	US$	1,059,435,126	**
7.875% PIK Bonds due 2033 (USD)	US917288BA96	US$	1,055,579,094

Maturity Extension Bonds
7.875% Bonds due 2008 (USD)	US917288AL60	US$	83,641,325
Floating Rate Notes due 2009 (USD)	US917288AM44	US$	1,448,051
Floating Rate Notes due 2010 (USD)	US917288AN27	US$	5,399,146
Floating Rate Notes due 2010 (GBP)	XS0167136190		—
8.375% Bonds due 2011 (USD)	US917288AP74	US$	60,752,000
Convertible Floating Rate Notes due 2012 (USD)	US917288AQ57		—
7.00% (UF) Notes due 2012 (CLP)	US917288AR31		—
7.00% Notes due 2012 (EUR)	XS0167136786		€93,801,000
7.00% Bonds due 2013 (USD)	US917288AS14	US$	64,194,000
7.875% Bonds due 2014 (USD)	US917288AT96	US$	20,048,800
7.25% Bonds due 2014 (USD)	US917288AU69	US$	31,467,200
8.75% Bonds due 2015 (USD)	US917288AV43	US$	50,639,260
6.375% (UF) Notes due 2016 (CLP)	US917288AW26	CLP$	1,470,000,000
7.625% Bonds due 2017 (USD)	US917288AX09	US$	41,147,100
7.00% Notes due 2019 (EUR)	XS0167137834		€117,661,000

*	Includes US$53,104,797 issued on June 25, 2003.
**	Includes US$50,879,939 issued on June 12, 2003 in a private exchange for ¥6,330,000,000 principal amount of amended Samurai Bonds.

          Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

          On October 19, 2006, Uruguay launched an exchange offer to holders of certain series of its outstanding bonds (with maturities from 2008 through 2027) to tender their bonds in exchange for newly issued bonds or, in certain cases, for cash. Concurrently, Uruguay issued US$500,000,000 of its 8.00% bonds due 2036. The transactions were designed to improve Uruguay’s debt profile. Uruguay attracted the support of holders of 52%, or US$1,160 million aggregate principal amount, of the bonds invited to participate in its offers. In the case of the holders of the bonds due 2011 and 2015, the levels of participation were approximately 60% of the outstanding principal amount of those bonds.

          In December 2007, Uruguay cancelled the equivalent of approximately US$240 million of its outstanding debt securities, which were acquired from the market through international and domestic cash tender offers.

          From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record

          Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(in millions of US$)

			Of which:
	Amount outstanding as of Dec. 31, 2007								Gross Public Debt as of Dec. 31, 2007
			Internal Debt (with residents)		Internal Debt (with public sector)		External Debt (with non-residents)

Direct Debt of Central Government	US$	13,747	US$	3,440	US$	399	US$	9,908	US$	13,348

Direct Loans		2,280		0		0		2,280		2,280
Treasury Bonds and Eurobonds		11,388		3,370		393		7,625		10,995
Treasury Bills		79		70		6		3		73

Other public debt	US$	3,255	US$	1,888	US$	283	US$	1,085	US$	2,973

Banco Central Bills		2,397		2,115		283		0		2,115
Guaranteed Debt		406		4		0		402		406
Other External Debt		683		0		0		683		683
Other Domestic Debt		(231)		(231)		0		0		(231)

Total	US$	17,002	US$	5,328	US$	681	US$	10,992	US$	16,321

Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans
(in millions of US$)

					Of Which:
				Amount Outstanding as of Dec. 31, 2007
Lender	Interest Rate	Issue Date	Final Maturity		Internal Debt (with residents)	External Debt (with non- residents)

ARTIGIANCASSA	7.00	09/09/04	09/09/43	1	0	1
The World Bank	2.39	04/15/03	10/15/18	92	0	92
Inter-American Development Bank	4.96	12/20/02	12/15/27	26	0	26
Inter-American Development Bank	1.22	11/21/03	11/21/23	200	0	200
Banque Française du Commerce Exterieur-P	2.00	08/28/89	12/31/22	2	0	2
Banque Française du Commerce Exterieur-P	2.00	08/28/89	06/30/22	0	0	0
Banque Française du Commerce Exterieur-P	2.00	08/28/89	06/30/21	0	0	0
CREDIMAT II	4.50	11/23/93	12/30/13	1	0	1
Credit National-Paris	2.00	08/28/89	12/31/21	1	0	1
Credit National-Paris	2.00	08/28/89	12/31/21	1	0	1
Credit National-Paris	2.00	08/28/89	09/30/20	1	0	1
Credit National-Paris	2.00	08/28/89	09/30/22	1	0	1
Credit National-Paris	2.00	12/05/84	12/31/15	1	0	1
Credit National-Paris	2.00	12/05/84	12/31/15	5	0	5
Eximbank	3.05	12/26/97	12/26/12	15	0	15
Inter-American Development Agency	5.15	12/08/05	12/08/30	0	0	0
F.I.D.A.	5.83	07/04/01	01/01/19	5	0	5
FONPLATA	7.00	06/29/93	09/13/13	8	0	8
FONPLATA	7.88	12/19/96	12/31/08	3	0	3
Instituto de Crédito Oficial-Madrid	1.25	10/02/92	10/26/22	7	0	7
Instituto de Crédito Oficial-Madrid	1.25	05/12/93	05/15/23	25	0	25
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	07/12/24	10	0	10
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	08/01/24	6	0	6
Instituto de Crédito Oficial-Madrid	1.25	07/01/94	08/03/24	2	0	2
Instituto de Crédito Oficial-Madrid	1.25	03/23/93	04/20/23	2	0	2
Instituto de Crédito Oficial-Madrid	2.00	04/07/89	02/12/10	0	0	0
Inter-American Development Agency	5.41	12/12/06	11/04/31	50	0	50
Inter-American Development Bank	6.19	12/21/01	12/21/26	54	0	54
Inter-American Development Bank	2.00	05/17/74	05/17/09	1	0	1
Inter-American Development Bank	2.00	07/26/84	07/26/14	2	0	2
Inter-American Development Bank	2.00	07/24/84	07/24/14	2	0	2
Inter-American Development Bank	6.97	07/30/99	07/30/24	45	0	45
Inter-American Development Bank	4.00	12/10/80	12/15/08	0	0	0
Inter-American Development Bank	2.00	04/25/74	04/24/10	0	0	0
Inter-American Development Bank	6.29	11/30/92	11/30/12	24	0	24
Inter-American Development Bank	6.29	12/23/91	07/29/16	4	0	4
Inter-American Development Bank	6.29	09/03/92	09/03/12	0	0	0
Inter-American Development Bank	6.29	11/30/92	11/30/12	0	0	0
Inter-American Development Bank	6.29	06/15/94	07/13/15	0	0	0
Inter-American Development Bank	6.97	04/04/97	04/07/17	67	0	67
Inter-American Development Bank	6.29	12/21/92	12/21/17	17	0	17
Inter-American Development Bank	2.00	04/25/74	04/30/09	0	0	0
Inter-American Development Bank	6.29	12/21/92	12/21/17	10	0	10
Inter-American Development Bank	6.97	03/14/98	03/14/18	11	0	11
Inter-American Development Bank	6.97	07/07/95	07/07/15	1	0	1
Inter-American Development Bank	7.10	12/21/98	12/21/18	11	0	11
Inter-American Development Bank	7.10	12/09/98	12/09/18	106	0	106
Inter-American Development Bank	6.29	02/19/88	08/19/08	2	0	2
Inter-American Development Bank	6.29	08/12/91	08/12/11	40	0	40
Inter-American Development Bank	6.29	12/29/90	07/06/16	12	0	12
Inter-American Development Bank	6.29	11/30/92	12/16/12	1	0	1
Inter-American Development Bank	2.00	03/29/84	03/29/14	4	0	4
Inter-American Development Bank	6.29	10/31/88	10/31/08	1	0	1
Inter-American Development Bank	0.00	08/22/05	08/22/25	1	0	1
Inter-American Development Bank	6.29	12/27/93	12/27/18	17	0	17
Inter-American Development Bank	6.29	08/12/91	08/12/11	0	0	0
Inter-American Development Bank	8.25	12/10/80	12/15/08	0	0	0
Inter-American Development Bank	2.00	07/26/84	07/26/14	0	0	0
Inter-American Development Bank	6.29	04/08/94	04/08/19	17	0	17
Inter-American Development Bank	6.97	04/07/97	04/07/22	43	0	43
Inter-American Development Bank	2.00	10/31/88	04/08/19	1	0	1
Inter-American Development Bank	6.97	11/28/97	11/28/17	19	0	19
Inter-American Development Bank	6.97	08/02/97	08/02/17	85	0	85

					Of Which:
				Amount Outstanding as of Dec. 31, 2007
Lender	Interest Rate	Issue Date	Final Maturity		Internal Debt (with residents)	External Debt (with non- residents)

Inter-American Development Bank	6.97	04/07/97	04/07/17	6	0	6
Inter-American Development Bank	6.29	03/19/96	03/19/16	85	0	85
Inter-American Development Bank	2.00	05/17/74	05/17/09	0	0	0
Inter-American Development Bank	6.29	12/23/91	01/29/17	15	0	15
Inter-American Development Bank	6.29	03/18/96	03/18/16	24	0	24
Inter-American Development Bank	6.29	01/29/92	07/29/16	4	0	4
Inter-American Development Bank	6.29	12/23/91	02/24/16	13	0	13
Inter-American Development Bank	6.29	03/18/96	03/18/21	30	0	30
Inter-American Development Bank	0.00	12/15/00	12/15/25	3	0	3
Inter-American Development Bank	6.97	09/28/01	09/28/21	140	0	140
Inter-American Development Bank	0.00	09/28/01	09/28/21	3	0	3
Inter-American Development Bank	6.97	07/30/01	07/30/21	5	0	5
Inter-American Development Bank	0.00	11/08/01	11/08/21	70	0	70
Inter-American Development Bank	6.97	03/17/01	03/17/21	14	0	14
KREDITANSTAL	2.00	11/23/93	12/30/23	6	0	6
PARIBAS - PARIS	2.00	08/28/89	03/31/23	1	0	1
THE OECF TOKIO	4.00	10/09/89	11/20/14	1	0	1
THE OECF TOKIO	3.25	10/09/89	10/20/14	0	0	0
The World Bank	6.48	03/08/00	12/15/14	57	0	57
The World Bank	6.18	10/06/98	10/06/13	16	0	16
The World Bank	5.83	10/06/98	10/15/13	39	0	39
The World Bank	8.59	01/15/94	01/15/09	9	0	9
The World Bank	5.83	07/01/97	04/15/12	31	0	31
The World Bank	6.48	02/26/98	12/15/12	50	0	50
The World Bank	8.59	04/28/95	04/30/10	2	0	2
The World Bank	8.59	09/16/94	09/30/09	4	0	4
The World Bank	6.18	08/22/01	08/15/16	2	0	2
The World Bank	5.83	08/08/01	03/15/16	16	0	16
Inter-American Development Bank	1.76	06/18/02	08/15/22	108	0	108
Bank of China	5.00	11/07/88	12/31/13	4	0	4
Inter-American Development Bank	6.97	12/15/03	12/15/28	14	0	14
The World Bank	2.28	08/08/02	10/15/17	152	0	152
The World Bank	2.15	06/17/02	04/15/17	26	0	26
Inter-American Development Bank	4.85	08/22/05	08/22/25	125	0	125
Inter-American Development Bank	3.11	11/17/04	11/17/24	29	0	29
The World Bank	3.92	06/16/05	04/15/20	6	0	6
The World Bank	3.62	06/16/05	03/15/20	75	0	75
The World Bank	3.69	06/16/05	04/15/20	26	0	26
The World Bank	5.93	06/21/07	04/15/22	0	0	0
Inter-American Development Bank	5.63	07/26/06	06/15/31	0	0	0
Inter-American Development Bank	5.41	08/26/06	06/15/31	0	0	0
Inter-American Development Bank		01/22/07	01/22/32	1	0	1
The World Bank	5.79	06/21/07	04/15/22	0	0	0
Inter-American Development Bank	5.41	10/26/06	10/26/31	1	0	1
The World Bank	5.93	03/28/07	10/15/21	1	0	1
Inter-American Development Bank	5.61	09/25/07	09/25/32	1	0	1
Inter-American Development Bank	5.74	03/14/07	10/10/31	0	0	0

Total Direct Debt				2,280	0	2,280

Source: Banco Central.

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

Foreign Currency-Denominated Bonds:					Of Which:

Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2007	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)

Bonds due 2010 Fixed Rate	7.50%	05/29/03	12/16/10	20	8	1	11
Bonds due 2012 Fixed Rate	7.63%	05/29/03	03/05/12	61	41	0	21
Bonds due 2018 Fixed Rate	8.00%	05/29/03	02/25/18	41	14	0	26
Bonds due 2019 Fixed Rate	7.50%	05/29/03	03/23/19	281	90	12	179
Bonds due 2020 Fixed Rate	9.75%	05/29/03	02/28/20	22	7	3	12
Bonds due 2011 Fixed Rate	4.00%	07/01/04	11/30/11	18	10	0	7
Bonds due 2008 Floating Rate	Libor + 1.75	05/29/03	12/21/08	31	35	0	-4
Bonds due 2009 Floating Rate	Libor + 1.5	05/29/03	11/27/09	17	16	1	-1
Bonds due 2010 Floating Rate	Libor + 1.5	05/29/03	09/29/10	26	26	0	0
Bonds due 2011 Floating Rate	Libor + 1.5	05/29/03	08/20/11	22	13	0	8
Bonds due 2017 Floating Rate	Libor + 1	05/29/03	06/30/17	14	16	0	-2
Bonds due 2018 Floating Rate	Libor + 2	05/29/03	03/24/18	3	-1	0	4
Bonds due 2010 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	06/15/10	127	63	2	63
Bonds due 2013 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	05/15/13	266	221	1	45
Bonds due 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	04/15/18	193	97	4	91

UR Bond	2.63%	06/01/97	06/01/08	2	2	0	0
UI Bond	7.000%	11/06/02	11/06/12	1,652	1,375	278	-1

Zero-coupon bond	8.25%	Vs 1999/2000	Vs 2014/2020	2	2	0	0
Global Bond 2008	7.00%	04/06/98	04/06/08	4	0	0	4
Global Bond 2009	7.25%	05/04/99	05/04/09	4	0	0	4
Global Bond 2010	8.75%	06/22/00	06/22/10	2	0	0	2
Global Bond 2027	7.88%	07/15/97	07/15/27	23	1	0	22
Global Bond 2012	7.63%	11/21/01	01/20/12	2	0	0	2
Global Bond 2009	7.88%	03/25/02	03/25/09	1	0	0	1

Eurobonds - Euros vto 2011	7.00%	06/28/01	06/28/11	64	0	0	64

Bonds due vto. 2017 9,25%	9.250%	05/17/05	05/17/17	500	42	6	452
Mat.Ext.Bonds. 7 7/8% 18/11/08	7.875%	05/29/03	11/18/08	48	42	0	6
Mat.Ext. Bonds 7% 01/04/2013	7.00%	05/29/03	04/01/13	39	28	0	12
Mat Ext Bonds 7.875% 25/03/2014	7.88%	05/29/03	03/25/14	7	0	0	6
Mat Ext Bonds 7.25% 4/05//2014	7.25%	05/29/03	05/04/14	18	2	0	15
Mat Ext Bonds 8.75 22.06.2015	8.75%	05/29/03	06/22/15	24	2	0	22
Mat Ext Bonds 7.625% 20.01.2017	7.63%	05/29/03	01/20/17	14	3	0	12
Mat ext Bono 8.375 26/09/2011	8.38%	05/29/03	09/26/11	30	28	0	2
Benchmark 7.875 PIK 15.01.33	Max 7.875%; initially 3.875% increasing 1% p.a. until 2007	05/29/03	01/15/33	1,128	494	38	597
Benchmark Bono 7.5% 15/03/2015	7.50%	05/29/03	03/15/15	396	88	8	300
Benchmark Bono 7.25% 15/02/2011	7.25%	05/29/03	02/15/11	103	21	2	80
Mat ext bond FRN vto 02.01.10	Libor + 0.875%	05/29/03	01/02/10	1	0	0	1
Mat Ext. B. FRN vto. 2.7.2009	Libor + 1%	05/29/03	07/02/09	1	1	0	0
Sec USD 200:0 UBS Global Bond 2022	8.00%	11/18/05	11/18/22	1,805	93	16	1,696
Global Bond 2036	7.63%	03/21/06	03/21/36	1,286	86	1	1,199
Yen Bond 3er serie vto 2011	2.50%	05/29/03	03/14/11	185	5	0	180
Global Bond Yens Serie A	2.23%	03/13/07	03/13/17	266	0	0	266

Mat Ext Bonds 7% 26/09/2012	7.00%	05/29/03	09/26/12	61	22	0	39
Mat Ext Bonds 7% 28/06/2019	7.00%	05/29/03	06/28/19	123	1	0	123
Eurobonds due 2016	6.875%	07/26/05	01/19/16	441	72	0	369

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

Foreign Currency-Denominated Bonds:					Of Which:

Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2007	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)

Mat Ext Bonds 6.375 UF 15.3.16	6.38%	05/29/03	03/15/16	3	3	0	0
Global Indexed Peso Bonds 2nd series	5.00%	09/14/06	09/14/18	847	155	17	674
Global Indexed Peso Bonds 3rd series	4.25%	04/03/07	09/14/27	595	47	3	546
Global Indexed Peso Bonds 4th series	3.70%	06/26/07	06/26/37	570	100	0	470

Total Bonds (1)				11,388	3,370	393	7,625

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to 1998.

Source: Banco Central.

Table 4: Bills(1)
(in millions of US$)

						Of Which:

	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2007		Internal Debt (with residents)		Internal Debt (with public sector)		External Debt (with non-resides)

Total Bills	Various	Various	Various	US$	79	US$	70	US$	6	US$	3
Total Treasury bills				US$	79	US$	70	US$	6	US$	3

Banco Central bills	Various	Various	Various	US$	2,397	US$	2,115	US$	283	US$	0

Total Bills				US$	2,476	US$	2,185	US$	289	US$	3

(1)	Face value.

Source: Banco Central.

Table 5: Guaranteed (Indirect) Debt
(in millions of US$)

					Of Which:

Lender	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31. 2007	Internal debt (with residents)	External debt (with non- residents)

BCO NAL DESENV	2.43	10/30/98	10/30/12	9	0	9
EXIMBANK USA	5.48	09/06/06	09/22/14	47	0	47
Inter-American Development Bank	5.80	11/04/02	11/04/22	1	0	1
CREDIT N.-PARIS	2.00	12/18/90	12/31/28	9	0	9
F.I.D.A.	8.00	05/20/93	07/01/11	3	0	3
I.C.O.	1.50	02/22/92	10/06/22	14	0	14
Inter-American Development Bank	2.00	09/04/75	09/06/10	0	0	0
Inter-American Development Bank	2.00	09/04/75	09/06/10	0	0	0
Inter-American Development Bank	6.29	12/27/93	06/27/19	31	0	31
Inter-American Development Bank	6.29	12/29/90	01/06/16	11	0	11
Inter-American Development Bank	6.29	03/18/96	03/18/06	35	0	35
Inter-American Development Bank	2.00	09/04/75	09/06/10	1	0	1
Inter-American Development Bank	2.00	05/20/86	05/20/11	1	0	1
Inter-American Development Bank	2.00	05/20/86	05/20/11	0	0	0
Inter-American Development Bank	2.00	05/20/86	05/20/11	0	0	0
Inter-American Development Bank	2.00	05/20/86	05/20/11	0	0	0
Inter-American Development Bank	2.00	05/20/86	05/20/11	0	0	0
Inter-American Development Bank	2.00	08/15/84	08/15/14	1	0	1
Inter-American Development Bank	2.00	08/15/84	08/15/14	1	0	1
Inter-American Development Bank	2.00	08/15/84	08/15/14	0	0	0
Inter-American Development Bank	2.00	08/15/84	08/15/14	0	0	0
Inter-American Development Bank	2.00	08/15/84	08/15/14	0	0	0
Inter-American Development Bank	2.00	08/15/84	08/15/14	0	0	0
Inter-American Development Bank	2.00	08/15/84	08/15/14	0	0	0
Inter-American Development Bank	6.29	12/29/90	01/06/16	3	0	3
Inter-American Development Bank	6.29	11/12/96	11/12/21	125	0	125
MEDIOC.CENTRALE	1.75	12/02/91	12/02/11	5	0	5
THE OVER EC TOK	4.00	10/09/89	10/20/14	3	0	3
THE OVER EC TOK	4.00	10/09/89	10/20/14	8	0	8
The World Bank	5.83	03/18/97	10/15/10	37	0	37
The World Bank	0.00	05/15/01	08/15/15	22	0	22
BCO. SUDAMERIS	4.95	12/30/00	11/09/08	1	1	0
CITIBANK N.A.	4.95	10/30/98	05/09/12	3	3	0
Inter-American Development Bank	2.05	11/21/03	08/15/22	2	0	2
BANCO BILBAO VIZCAYA ARGENTARIA	0.00	12/13/05	01/13/08	0	0	0
CORPORACIÓN ANDINA DE FOMENTO	5.97	10/01/07	10/01/15	28	0	28
B.I.R.F.	4.92	10/04/07	04/15/22	3	0	3

Total Guaranteed Debt				406	4	402

Source: Banco Central.

Table 6: Other External Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2007

Commercial Creditors	US$	644
Banco Central: Other External Debt		39

Total Other External Debt	US$	683

Source: Banco Central.

Table 7: Other Domestic Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2007

Deposits Net of Credits	US$	(245)

Non-financial Public Sector	US$	(796)
Credits		260
Deposits		(1,055)
Banco Central	US$	550
Credits		(22)
Deposits		573

Other Debt	US$	14

Total Other Domestic Debt	US$	(231)

Source: Banco Central.